                                         Filed Pursuant to: Rule 424(B)5
                                         Registration Statement No. 333-58715
                                         Registration Statement No. 333-58715-01

PROSPECTUS SUPPLEMENT
----------------------------------
(TO PROSPECTUS DATED JULY 24, 1998)

                               1,600,000 SHARES

                                    [LOGO]
                                 COMMON STOCK
                         (PAR VALUE $1.00 PER SHARE)
                            ------------------------

     SEMCO Energy, Inc. ("SEMCO Energy" or the "Company") is offering hereby 1,600,000 shares of its common stock, par value $1.00 per share (the "Common Stock"). The Common Stock is traded in the over-the-counter market and is quoted on the NASDAQ National Market System ("NASDAQ") under the symbol SMGS. On August 12, 1998, the last reported sale price for the Common Stock on the NASDAQ was $15 per share.
                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

-------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------
                                           PRICE TO               UNDERWRITING             PROCEEDS TO
                                            PUBLIC                DISCOUNTS(1)              COMPANY(2)
-------------------------------------------------------------------------------------------------------------
Per Share.........................          $15.00                    $.63                    $14.37
-------------------------------------------------------------------------------------------------------------
Total(3)..........................       $24,000,000               $1,008,000              $22,992,000
-------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting".
(2) Before deducting expenses payable by the Company, estimated at $185,000. The Company will pay all expenses in connection with the registration and offering of the Common Stock.
(3) The Company has granted the Underwriters an option, exercisable within 30 days after the date of this Prospectus Supplement, to purchase up to 240,000 additional shares (the "Option Shares") from the Company, on the same terms set forth above, solely to cover over-allotments, if any. If all such Option Shares are purchased, the total Price to Public, Underwriting Discounts, and Proceeds to Company will be $27,600,000, $1,159,200, and $26,440,800, respectively. See "Underwriting".
                            ------------------------

     The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by the Underwriters, and subject to approval of certain legal matters by their counsel and counsel for the Company. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares of Common Stock will be made in New York, New York on or about August 18, 1998.
                            ------------------------
MERRILL LYNCH & CO.
                     A.G. EDWARDS & SONS, INC.
                                        EDWARD D. JONES & CO., L.P.
                            ------------------------

           The date of this Prospectus Supplement is August 12, 1998.

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE SHARES OF COMMON STOCK. SUCH TRANSACTIONS MAY INCLUDE STABILIZING THE PURCHASE OF THE SHARES OF COMMON STOCK TO COVER SYNDICATE SHORT POSITIONS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING".

                              SUMMARY INFORMATION

     The following material, which is presented herein solely to furnish limited introductory information regarding the Company, has been selected from or is based upon the detailed information and financial statements included in or incorporated by reference into this Prospectus Supplement and the accompanying Prospectus, is qualified in its entirety by reference thereto, and, therefore, should be read together therewith.

                                  THE OFFERING

COMPANY.......................   SEMCO Energy, Inc.

SECURITIES OFFERED BY THE
COMPANY.......................   1,600,000 shares of Common Stock (excluding
                                 240,000 Option Shares)

SHARES OF COMMON STOCK
OUTSTANDING AT JUNE 30,
1998..........................   14,441,287 shares

COMMON STOCK PRICE RANGE, PER
SHARE (JULY 1, 1997 THROUGH
AUGUST 12, 1998)..............  $14 3/4 - $18 3/8

NASDAQ SYMBOL.................   SMGS

BOOK VALUE PER SHARE OF COMMON
STOCK (AT JUNE 30, 1998)......   $7.23

USE OF PROCEEDS...............   SEMCO Energy intends to use the net proceeds
                                 from the sale of the Common Stock to repay short-term debt and for general corporate purposes. The proceeds may be temporarily invested in marketable securities.

                                  THE COMPANY

     The Company is a Michigan corporation with its principal offices at 405 Water Street, Port Huron, Michigan 48060 and its telephone number is (810) 987-2200. Prior to April 24, 1997, the Company's name was Southeastern Michigan Gas Enterprises, Inc.

     The Company is an energy-focused holding company established in 1977 and is the parent company of three direct subsidiaries, SEMCO Energy Gas Company, SEMCO Energy Services, Inc., and SEMCO Energy Ventures, Inc. A substantial portion of the Company's direct subsidiaries' assets are invested in natural gas operations regulated by various regulatory bodies including the Michigan Public Service Commission. Weather has a significant impact on the Company's revenues.

SEMCO ENERGY GAS COMPANY

     SEMCO Energy Gas Company ("Gas Company") purchases, distributes and transports natural gas to approximately 240,000 customers in twenty-four counties in the lower and upper peninsulas of Michigan. During the last four years, its customer base has grown at an average of approximately 6,500 customers, or 3.0%, per year.

SEMCO ENERGY SERVICES, INC.

     SEMCO Energy Services, Inc. ("Energy Services") is primarily a gas marketing company. Its customers include industrial, commercial and municipal natural gas users, natural gas distribution companies and other marketers. In addition to its operations in Michigan, Energy Services, through independent contractors, markets gas in approximately 19 other states.

SEMCO ENERGY VENTURES, INC.

     SEMCO Ventures, Inc. ("Ventures") is an asset-based company with investments in many segments of the natural gas industry including transmission, gathering, and underground storage.

     In August 1997, Ventures, through a wholly-owned subsidiary, acquired the assets and business of Sub-Surface Construction ("Sub-Surface") for approximately $15.6 million plus the assumption of certain liabilities. Because of this acquisition and the acquisition of Maverick Pipeline Services, Inc. (in December of 1997 for approximately $50,000 in cash and $450,000 in the Company's Common Stock, resulting in the issuance of 25,512 shares of Common Stock) and King Energy and Construction Inc. (in May of 1998 for approximately 18,062 shares of the Company's Common Stock), Ventures now constructs and maintains underground natural gas pipelines and associated facilities and provides pipeline consulting/engineering design and project management services. On March 31, 1998, Ventures, through a wholly-owned subsidiary, acquired the assets and business of Hotflame Gas, Inc. ("Hotflame") for 352,944 shares of SEMCO Energy Common Stock. Hotflame supplies propane gas to over 10,000 customers in Northern Michigan and Northeast Wisconsin.

     The Company, through Ventures, has identified three specific areas in which it intends to diversify and make investments and acquisitions. They are: (1) the gas-related construction business; (2) gas-related engineering services to distribution and transmission companies; and (3) the propane business. If the Company is successful in pursuing such diversified investments, the Company anticipates that its earnings mix over the long-term would change and that an increased part of such earnings would arise from such unregulated aspects of the gas business.

     The business of the Company and its subsidiaries, is described in the documents incorporated into this Prospectus Supplement to which documents reference is hereby made. See "Incorporation of Certain Information by Reference" in the accompanying Prospectus.

                         SELECTED FINANCIAL INFORMATION

     The following table sets forth summary historical information with respect to the Company for the periods indicated. The summary historical financial information for each of the five years ending December 31 has been derived from the Company's financial statements, which statements have been audited by Arthur Andersen LLP, independent accountants. See "Experts" in the accompanying Prospectus. The summary financial information for the six month periods ended June 30, 1997 and June 30, 1998 are unaudited but in the opinion of the Company reflect all adjustments necessary for the fair presentation of such information.

                             SIX MONTHS ENDED
                                 JUNE 30,                           YEAR ENDED DECEMBER 31,
                          ----------------------   ----------------------------------------------------------
                            1998          1997       1997          1996          1995       1994       1993
                            ----          ----       ----          ----          ----       ----       ----
                                                              (THOUSANDS)
Operating Revenues......  $331,143      $374,216   $770,272      $544,949      $335,538   $372,430   $288,963
Income Before Interest
  Charges...............    11,573        15,785     28,141(2)     (1,556)(2)    22,247     20,963     21,294
Net Income After
  Dividends on Preferred
  Stock.................     5,565(1)      9,711     14,921(2)    (12,803)(2)    11,331      9,992      9,563

-------------------------
(1) Reflects $1,784,000 gain net of tax to record effect of change in accounting for property taxes and an extraordinary charge of $499,000 related to the early retirement in April 1998 of $23,548,000 of debentures due in 2017.

(2) Reflects a $21 million expense, net of tax, in 1996 because of a reserve for the NOARK investment. Also, reflects a gain of $5 million, net of tax, in 1997 because of an adjustment to that reserve.

     The following table sets forth the capitalization of the Company as of June 30, 1998 on an actual unaudited basis, and as adjusted for the sale of the Common Stock offered hereby.

                                                           CAPITALIZATION OF THE COMPANY (UNAUDITED AS OF
                                                                           JUNE 30, 1998)
                                                                   (THOUSANDS, EXCEPT PERCENTAGES)
                                                           -----------------------------------------------
                                                            ACTUAL     PERCENT    AS ADJUSTED      PERCENT
                                                            ------     -------    -----------      -------
Common Stock Equity....................................    $104,360      42.1%      127,167(1)       47.0%
Cumulative Preferred Stock.............................         162       0.1           162           0.1
Cumulative Preferred Stock of Subsidiary...............       3,100       1.3         3,100           1.1
Long-Term Debt Including Capital Leases................     140,012      56.5       140,012          51.8
                                                           --------     -----      --------         -----
          Total Capitalization.........................    $247,634     100.0%     $270,441         100.0%
                                                           ========     =====      ========         =====

-------------------------
(1) As adjusted to reflect the net proceeds to the Company from the sale of the Common Stock by the Company (excluding the Option Shares), after deducting estimated expenses payable by the Company ($185,000), which have been added to common stockholder's equity.

                            SECOND QUARTER EARNINGS

     Operating Revenue and Income Before Interest Charges for the quarter ended June 30, 1998 were $107,123,000 and $1,493,000 respectively compared to $121,481,000 and $2,965,000 respectively for the quarter ended June 30, 1997. For the second quarter ended June 30, 1998 the Company reported a net loss, including a one-time extraordinary charge, of $2,585,000 ($.18 per share) compared to net income of $122,000 ($.01 per share) for the second quarter ended June 30, 1997. During the 1998 second quarter, the Company recorded a one-time extraordinary charge of $499,000 ($.03 per share) after-tax, related to the early retirement in April 1998 of $23,546,000 of debentures due in 2017. The most significant item contributing to the loss in the 1998 second quarter was the unseasonably warm weather during the 1998 second quarter, 36 percent warmer than 1997 and 28 percent warmer than normal, which reduced 1998 second quarter earnings by approximately $1.8 million ($.13 per share) compared to the same period in 1997. The results for the 1998 second quarter also include losses in the Company's gas marketing business of approximately $800,000 ($.06 per share) due to lower gross margins and restructuring costs. Offsetting these factors in part were savings of approximately $500,000 in operation and maintenance expenses compared to 1997.

                                USE OF PROCEEDS

     SEMCO Energy intends to use the net proceeds from the sale of the Common Stock to repay short-term debt and for general corporate purposes. The proceeds may be temporarily invested in marketable securities.

                     COMMON STOCK DIVIDENDS AND PRICE RANGE

     The following table sets forth the high and low sale prices per share of the Common Stock reported in the NASDAQ as published in The Wall Street Journal and the cash dividends declared for the indicated periods each as adjusted to reflect the 5% stock dividends in May 1996, 1997 and 1998. These quotations reflect dealer prices, without brokerage commissions, and may not represent actual transactions.

                                                                PRICE RANGE
                                                                ------------    CASH DIVIDENDS
                                                                HIGH    LOW       PER SHARE
                                                                ----    ---     --------------
1996:
  First Quarter.............................................   $16 1/4 $13 3/4       $.17
  Second Quarter............................................    16 1/2  13 3/8        .17
  Third Quarter.............................................    16 5/8  14 1/4        .18
  Fourth Quarter............................................    17 3/8  15 1/2        .18
                                                                                     ----
                                                                                     $.70
                                                                                     ====
1997:
  First Quarter.............................................   $19 1/8 $16 1/4       $.18
  Second Quarter............................................    18 1/4  15 5/8        .18
  Third Quarter.............................................    17 3/4  15 5/8        .19
  Fourth Quarter............................................    17 3/8  15 5/8        .19
                                                                                     ----
                                                                                     $.74
                                                                                     ====
1998:
  First Quarter.............................................   $17 7/8 $15 1/4       $.19
  Second Quarter............................................    18 3/8  15 1/4        .19
  Third Quarter (through August 12, 1998)...................      18    14 3/4         --

     The last reported sale price for the Common Stock on the NASDAQ on August 12, 1998 was $15 per share. As of June 30, 1998, the Company's Common Stock was held by 9,037 stockholders of record.

     The next quarterly dividend has been declared in the amount of $.20 per share and is expected to be paid on August 15, 1998 to stockholders of record on August 5, 1998.

                                  UNDERWRITING

     The Underwriters named below, acting through their Representatives, Merrill Lynch, Pierce, Fenner & Smith Incorporated, A.G. Edwards & Sons, Inc. and Edward
D. Jones & Co., L.P. (the "Representatives"), have severally agreed, subject to the terms and conditions of the Underwriting Agreement, dated August 12, 1998 (the "Underwriting Agreement"), to purchase from the Company the number of shares of Common Stock set forth below opposite their respective names.

                                                                NUMBER OF
                        UNDERWRITER                              SHARES
                        -----------                             ---------
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated...................................      453,334
A.G. Edwards & Sons, Inc. ..................................      453,333
Edward D. Jones & Co., L.P..................................      453,333
Robert W. Baird & Co. Incorporated..........................       40,000
Fifth Third/The Ohio Company................................       40,000
First of Michigan Corporation...............................       40,000
J.J.B. Hilliard, W.L. Lyons, Inc. ..........................       40,000
NatCity Investments, Inc. ..................................       40,000
Roney Capital Markets
  A division of First Chicago Capital Markets, Inc. ........       40,000
                                                                ---------
             Total..........................................    1,600,000
                                                                =========

     The Underwriters are committed to purchase all of the above shares of Common Stock if any are purchased. Under certain circumstances, the commitments of non-defaulting Underwriters may be increased as set forth in the Underwriting Agreement.

     The Representatives have advised the Company that they propose initially to offer the shares of Common Stock to the public at the Price to Public set forth on the cover page of this Prospectus Supplement, and to certain dealers at such price less a concession not in excess of $.34 per share. The Underwriters may allow, and such dealers may reallow, a discount not in excess of $.10 per share on sales to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

     The Company has granted the Underwriters an option, exercisable within 30 days after the date of this Prospectus Supplement, to purchase up to 240,000 Option Shares to cover over-allotments, if any, at the Price to Public set forth on the cover page of this Prospectus Supplement less the Underwriting Discounts. If the Underwriters exercise this option, each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage of the Option Shares as the percentage of the shares of Common Stock which it has agreed to purchase.

     During a period of 90 days from the date of this Prospectus Supplement, the Company has agreed that it will not, without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated, (i) directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of any share of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or file any registration statement under the Securities Act with respect to any of the foregoing or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequences of ownership of the Common Stock, whether any such swap or transaction described in clause (ii) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise. The foregoing sentence shall not apply to (A) the Common Stock to be sold in this offering,
(B) any shares of Common Stock issued by the Company upon the exercise of an option or warrant or the conversion of a security outstanding on the date of this Prospectus Supplement and referred to in the Prospectus, (C) any shares of Common Stock issued or options to purchase Common Stock granted pursuant to existing employee benefit plans of the Company referred to in the Prospectus,
(D) any shares of Common Stock issued pursuant to any non-employee direct stock purchase plan or dividend reinvestment plan, (E) the filing of any registration statement with respect to the 370,590 shares of Common Stock issued in connection with the purchase by the Company of Hot Flame Gas, Inc., provided that the owners of such shares have agreed with the Company to limit any sale or other transfer or disposal of any such shares during a period of 90 days from the date of this Prospectus Supplement to the sale of not in excess of 30,000 shares and the pledge of shares as collateral for borrowings maturing after the end of such 90-day period, or (F) the issuance of unregistered shares of Common Stock in connection with transactions that are exempt under the 1933 Act as consideration for any merger or acquisition of substantially all of the assets of another company or a unit or division of another company or all the stock of another company, provided that any party receiving such shares has agreed with the Company that no registration statement may be filed with respect to such shares during a period of 90 days from the date of this Prospectus Supplement.

     In the Underwriting Agreement, the Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act or to contribute to payments the Underwriters may be required to make in respect thereof.

     Until the distribution of the shares of Common Stock is completed, rules of the Securities and Exchange Commission may limit the ability of the Underwriters and certain selling group members to bid for and purchase the Common Stock. As an exception to these rules, the Representatives are permitted to engage in certain transactions that stabilize the price of the Common Stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock.

     If the Underwriters create a short position in the Common Stock in connection with the offering, i.e., if they sell more shares of Common Stock than are set forth on the cover page of this Prospectus Supplement, the Representatives may reduce the short position by purchasing Common Stock in the open market. The Representatives may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

     The Representatives may also impose a penalty bid on certain Underwriters and selling group members. This means that if the Representatives purchase shares of Common Stock in the open market to reduce the Underwriters' short position or to stabilize the price of the Common Stock, they may reclaim the amount of the selling concession from the Underwriters and selling group members who sold those shares as part of the offering.

     In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of the Common Stock to the extent that it discourages resales of the Common Stock.

     Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company nor any of the Underwriters makes any representation that the Representatives will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

     Mr. Daniel A. Burkhardt, a director of the Company, is a partner in Edward
D. Jones & Co., L.P., one of the Representatives.

PROSPECTUS
---------------------

                                  $200,000,000

                               SEMCO ENERGY, INC.
                               MEDIUM TERM NOTES
                            SUBORDINATED DEBENTURES
                                  COMMON STOCK

                              SEMCO CAPITAL TRUST
                           TRUST PREFERRED SECURITIES
           (LIQUIDATION PREFERENCE $25 PER TRUST PREFERRED SECURITY)
        GUARANTEED TO THE EXTENT SET FORTH HEREIN BY SEMCO ENERGY, INC.
                            ------------------------

    SEMCO Energy, Inc., a Michigan corporation ("SEMCO Energy" or the "Company") may offer, from time to time, its (i) unsecured subordinated debt securities (the "Subordinated Debentures") to the SEMCO Capital Trust, (ii) its unsecured debentures, notes or other evidences of indebtedness maturing nine months or more from date of issuance (the "Medium Term Notes") (the Subordinated Debentures and together with the Medium Term Notes, the "Debt Securities"), and/or (iii) shares of its common stock ($1 par value per share) (the "Common Stock") on terms to be determined at the time of sale. The Debt Securities and the Common Stock offered hereby may be offered at prices and on terms to be determined at the time of sale and to be set forth in a supplement to this Prospectus (a "Prospectus Supplement"). The Debt Securities may be offered in one or more series and will be direct unsecured obligations of the Company. The Medium Term Notes will rank on a parity with all other unsecured and unsubordinated indebtedness of the Company. The Subordinated Debentures will be subordinated to all existing and future Senior Indebtedness of the Company, as defined under "Description of Debt Securities -- Subordination".

    SEMCO Capital Trust, a statutory business trust formed under the laws of the State of Delaware (the "Trust") may offer, from time to time, its preferred securities (the "Trust Preferred Securities") representing preferred undivided beneficial interests in the assets of the Trust. SEMCO Energy will be the sole owner of the undivided common beneficial interests in such assets represented by trust common securities (the "Trust Common Securities" and, together with Trust Preferred Securities, the "Trust Securities" of the Trust). The payment of periodic cash distributions ("distributions") with respect to the Trust Preferred Securities and payments on liquidation or redemption with respect to such Trust Preferred Securities will be guaranteed by SEMCO Energy (the "Trust Guarantee"). SEMCO Energy's obligations under the Trust Guarantee will be subordinate and junior in right of payment to all other liabilities of SEMCO Energy and will rank pari passu with the most senior preferred stock which may be issued by SEMCO Energy. Concurrently with the issuance by the Trust of its Trust Preferred Securities, the Trust will invest the proceeds thereof in Subordinated Debentures issued by SEMCO Energy in the form of junior subordinated deferrable interest debentures. The Subordinated Debentures will be unsecured and subordinated indebtedness of SEMCO Energy issued under a Subordinated Debenture Indenture to be entered into between the Company and First Chicago Delaware Inc., as trustee (such indenture, as the same may be supplemented or amended form time to time, herein referred to as the "Subordinated Indenture"). The Subordinated Debentures held by the Trust will be its sole assets, and the payments of principal of and interest on such Subordinated Debentures will be its only revenues. The Subordinated Debentures held by the Trust may be subsequently distributed pro rata to holders of Trust Preferred Securities and Trust Common Securities in connection with the dissolution of such Trust. In addition, upon the occurrence of certain events, SEMCO Energy may redeem the Subordinated Debentures and cause the redemption of the Trust Preferred Securities.

    The specific terms of the Debt Securities, Common Stock and Trust Preferred Securities (collectively, the "Offered Securities") in respect of which this Prospectus is being delivered, will be set forth in the applicable Prospectus Supplement and will include, where applicable and among other terms, (i) in the case of Debt Securities, the specific title, aggregate principal amount, maturity, priority, interest rate, time of payment of interest, terms of redemption at the option of the Trust or repayment at the option of the holder or for sinking fund payments, and the initial public offering price; (ii) in the case of Common Stock, the initial public offering price; and (iii) in the case of Trust Preferred Securities, the specific title, the aggregate amount, the distribution rate (or the method for determining such rate), the stated liquidation amount, redemption provisions and other rights, the initial public offering price and any other special terms, as well as any planned listing on a securities exchange or the NASDAQ National Market System of such Trust Preferred Securities. The applicable Prospectus Supplement will also contain information, where applicable, about certain United States federal income tax considerations relating to, and any listing on a securities exchange of, the Offered Securities covered by such Prospectus Supplement.

    The aggregate initial public offering price of all the Offered Securities will be limited to $200,000,000.
                            ------------------------

    SEMCO Energy and/or the Trust may sell any of the Offered Securities, directly, through agents or through underwriters or dealers. The names of any agents, underwriters or dealers and any applicable purchase price, fee, commissions and discounts will be set forth in, or calculable from the information set forth in, the applicable Prospectus Supplement. See "Plan of Distribution" herein.

    Currently outstanding shares of SEMCO Energy Common Stock are traded on NASDAQ under the symbol SMGS.

    This Prospectus may not be used to consummate sales of Offered Securities unless accompanied by a Prospectus Supplement describing the methods and terms of offering of the Offered Securities.
                            ------------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR BY ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.
                            ------------------------

                            ------------------------

                 The date of this Prospectus is July 24, 1998.

                             AVAILABLE INFORMATION

     This Prospectus is part of a Registration Statement on Form S-3 (the "Registration Statement") filed by SEMCO Energy and the Trust with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933 (the "Securities Act"). The Registration Statement and its exhibits contain more information about the Company, the Trust and the Offered Securities. Statements in this Prospectus about documents filed with the Commission are not necessarily complete; the actual documents may contain a more complete description of the matter involved.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and therefore files reports and other information with the Commission. Such reports, proxy statements, and other information can be inspected and copied at prescribed rates at the Commission's Public Reference Room at its principal office: Judiciary Plaza, 450 Fifth Street, NW, Room 1024, Washington, DC 20549 or at the Commission's regional office in New York at 7 World Trade Center, Suite 1300, New York, New York 10048 and in Chicago at the Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can also be obtained by mail at prescribed rates from the Public Reference Section of the Commission at its principal office. The Commission maintains a Web site at http://www.sec.gov that contains reports, proxy and other information regarding the Company.

     Financial statements for SEMCO Energy are included in its Form 10-K for the fiscal year ended December 31, 1997 and its Form 10-Q for the three months ended March 31, 1998, which are incorporated by reference into this Prospectus as discussed below. No separate financial statements of the Trust are included in this Prospectus. SEMCO Energy believes that such financial statements would not be material to holders of Trust Preferred Securities because (i) all Trust voting securities will be owned by SEMCO Energy, a reporting company under the Exchange Act, (ii) the Trust will not have independent operations, but exists for the sole purpose of issuing the Trust Securities and holding the Subordinated Debentures as trust assets, and (iii) the obligations of the Trust under the Trust Preferred Securities, to the extent funds are available therefore, are fully and unconditionally guaranteed to the extent set forth herein by SEMCO Energy. See "Description of Debt Securities"; "Additional Description of Subordinated Debentures to be Issued to Trust" and "Description of Trust Guarantee."

     This Prospectus contains and each Prospectus Supplement and each document incorporated by reference herein may contain "forward-looking" statements, as defined in the Private Securities Litigation Reform Act of 1995, that are based on current expectations, estimates and projections. Statements that are not historical facts, including statements about SEMCO Energy's beliefs and expectations are forward-looking statements. These statements are subject to potential risks and uncertainties and, therefore, actual results may differ materially. SEMCO Energy undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise.

     Important factors that may affect these projections or expectations include, but are not limited to: (i) the effects of weather and other natural phenomena; (ii) the economic climate and growth in the geographical areas where SEMCO Energy does business; (iii) the capital intensive nature of SEMCO Energy's business; (iv) increased competition within the energy marketing industry as well as from alternative forms of energy; (v) the timing and extent of changes in commodity prices for natural gas; (vi) the effects of changes in governmental and regulatory policies, including income taxes, environmental compliance and authorized rates; (vii) SEMCO Energy's ability to bid on and win business contracts; (viii) the nature, availability and projected profitability of potential investments available to SEMCO Energy and (ix) the conditions of capital markets and equity markets. Prospective investors should evaluate any statements in light of these important factors.
                            ------------------------

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The following documents, which have been or will be filed with the Commission, are incorporated into this Prospectus: (a) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997; (b) the Company's Form 10-Q and 10-QA for the three months ended March 31, 1998; (c) the Company's Form 8-K dated March 11, 1998 and (d) all documents later filed pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, after the date of this Prospectus and prior to the termination of this offering.

     The information in this Prospectus, in documents incorporated into this Prospectus and in Prospectus Supplements may be changed by information given at a later date. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus and the accompanying Prospectus Supplement to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus or the accompanying Prospectus Supplement.

     SEMCO Energy will furnish without charge to each person, including any beneficial owner, to whom this Prospectus and any accompanying Prospectus Supplement is delivered, upon written or oral request of such person, a copy of any and all documents incorporated herein by reference (not including exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to Edric R. Mason, Jr., Director of Investor Relations of SEMCO Energy, Inc., 405 Water Street, Port Huron, Michigan 48060, telephone number (810) 989-4104.

                                  THE COMPANY

     The Company is a Michigan corporation with its principal offices at 405 Water Street, Port Huron, Michigan 48060 and its telephone number is (810) 987-2200. Prior to April 24, 1997, the Company's name was Southeastern Michigan Gas Enterprises, Inc.

     The Company is an energy-focused holding company established in 1977 and is the parent company of three direct subsidiaries, SEMCO Energy Gas Company, SEMCO Energy Services, Inc., and SEMCO Energy Ventures, Inc. A substantial portion of the Company's direct subsidiaries' assets are invested in natural gas operations regulated by various regulatory bodies including the Michigan Public Service Commission. Weather has a significant impact on the Company's revenues.

SEMCO ENERGY GAS COMPANY

     SEMCO Energy Gas Company ("Gas Company") purchases, distributes and transports natural gas to approximately 240,000 customers in twenty-four counties in the lower and upper peninsulas of Michigan. During the last four years, its customer base has grown at an average rate of approximately 6,500 customers, or 3.0%, per year.

SEMCO ENERGY SERVICES, INC.

     SEMCO Energy Services, Inc. ("Energy Services") is primarily a gas marketing company. Its customers include industrial, commercial and municipal natural gas users, natural gas distribution companies and other marketers. In addition to its operations in Michigan, Energy Services, through independent contractors, markets gas in approximately 19 other states.

SEMCO ENERGY VENTURES, INC.

     SEMCO Energy Ventures, Inc. ("Ventures") is an asset-based company with investments in many segments of the natural gas industry including transmission, gathering, and underground storage.

     In August 1997, Ventures, through a wholly-owned subsidiary, acquired the assets and business of Sub-Surface Construction Co. ("Sub-Surface") for approximately $15.6 million plus the assumption of certain liabilities. Because of this acquisition and the acquisition of Maverick Pipeline Services Inc. (in December of 1997 for approximately $50,000 in cash and 450,000 shares of the Company's Common Stock) and King Energy and Construction Inc. (in May of 1998 for approximately 18,062 shares of the Company's Common Stock), Ventures now constructs and maintains underground natural gas pipelines and associated facilities and provides pipeline consulting/engineering design and project management services. On March 31, 1998, Ventures, through a wholly-owned subsidiary, acquired the assets and business of Hotflame Gas, Inc. ("Hotflame") for 352,944 shares of SEMCO Energy Common Stock. Hotflame supplies propane gas to over 10,000 customers in Northern Michigan and Northeast Wisconsin.

     The Company, through Ventures, has identified three specific areas in which it intends to diversify and make investments and acquisitions. They are: (1) the gas-related construction business; (2) gas-related engineering services to distribution and transmission companies; and (3) the propane business. If the Company is successful in pursuing such diversified investments, the Company anticipates that its earnings mix over the long-term would change and that an increased part of such earnings would arise from such unregulated aspects of the gas business.

     The business of the Company and its subsidiaries, is described in the documents incorporated into this Prospectus to which documents reference is hereby made. See "Incorporation of Certain Information by Reference" above.

SELECTED INFORMATION

     The following material, which is presented herein solely to furnish limited introductory information regarding the Company, has been selected from, or is based upon, the detailed information and financial statements appearing in the documents incorporated herein by reference or elsewhere in this Prospectus, is qualified in its entirety by reference thereto and, therefore, should be read together therewith.

                         SELECTED OPERATING INFORMATION

                                                                 YEAR ENDED DECEMBER 31,
                                                   ---------------------------------------------------
                                                    1997       1996       1995       1994       1993
                                                   -------    -------    -------    -------    -------
Average Number of Customers of Gas Company.....    236,611    228,802    222,303    216,082    210,522
Total Gas Company Throughput (MMcf)............     63,358     64,290     64,636     60,663     58,483
Degree Days (Percent of Normal)................       99.4%     104.5%     105.3%     102.4%     105.0%
Volume of Gas Marketed by Energy Services
  (MMcf).......................................    199,689    129,429     82,504     78,082     31,501

                 SELECTED FINANCIAL INFORMATION OF THE COMPANY

                                        12 MONTHS
                                          ENDED                          YEAR ENDED DECEMBER 31,
                                        MARCH 31,      ------------------------------------------------------------
                                          1998           1997          1996           1995        1994       1993
                                        ---------        ----          ----           ----        ----       ----
                                                                               (THOUSANDS)
Operating Revenues.................     $741,558       $770,272      $ 544,949      $335,538    $372,430   $288,963
Income Before Interest Charges.....       25,401         28,141(2)      (1,556)(2)    22,247      20,963     21,294
Net Income After Dividends on
  Preferred Stock..................       13,482(1)      14,921(2)     (12,803)(2)    11,331       9,992      9,563

-------------------------
(1) Reflects $1,784,000 net of tax effect of change in accounting for property taxes.

(2) Reflects a $21 million expense, net of tax, in 1996 because of a reserve for the NOARK investment. Also, reflects a gain of $5 million, net of tax, in 1997 because of an adjustment to that reserve.

                                                                CAPITALIZATION OF THE COMPANY
                                                                -----------------------------
                                                                      (UNAUDITED AS OF
                                                                       MARCH 31, 1998)
                                                                         (THOUSANDS)
Common Stock Equity.........................................              $107,701
Cumulative Preferred Stock..................................                   165
Cumulative Preferred Stock of Subsidiary....................                 3,100
Long-Term Debt Including Capital Leases.....................               163,559
                                                                          --------
     Total Capitalization...................................              $274,525

                                   THE TRUST

     The Trust is a statutory business trust formed under Delaware law pursuant to the filing of a certificate of trust with the Delaware Secretary of State on July 7, 1998. The business of the Trust is set forth in a Trust Agreement, executed by the Company, as Depositor (the "Depositor"), the Delaware Trustee and the Administrative Trustees (each as defined below). The Trust Agreement will be amended and restated in its entirety (as so amended and restated, the "Trust Agreement") substantially in the form filed as an exhibit to the Registration Statement of which this Prospectus forms a part. The Trust Agreement will be qualified as an indenture under the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act" or "TIA"). Upon issuance of the Trust Preferred Securities, the purchasers thereof will own all of the Trust Preferred Securities. The Company will acquire all of the Trust Common Securities in an aggregate liquidation amount equal to approximately 3% of the total capital of the Trust. The Trust exists for the exclusive purpose of (i) issuing the Trust Securities representing undivided beneficial interests in the assets of the Trust, (ii) investing the gross proceeds of the Trust Securities in the Subordinated Debentures and (iii) engaging in only those other activities necessary or incidental thereto. The Trust has a term of 50 years, but may terminate earlier as provided in the Trust Agreement.

     The Trust's business and affairs will be conducted by the trustees (the "Trustees") appointed by the Company, as holder of the Trust Common Securities. The duties and obligations of the Trustees will be governed by the Trust Agreement. Pursuant to the Trust Agreement, the number of Trustees will initially be four. Two of the Trustees (the "Administrative Trustees") will be persons who are employees or officers of or affiliated with the Company. The third Trustee will be a corporation which maintains a principal place of business in the State of Delaware that will serve for the sole purpose of complying with certain Delaware laws (the "Delaware Trustee"). The fourth Trustee will be a financial institution unaffiliated with the Company which will serve as property trustee under the Trust Agreement and as indenture trustee for purposes of the Trust Indenture Act (the "Property Trustee"). First Chicago Delaware Inc. will act as the Delaware Trustee and NBD Bank as the Property Trustee, in each case until removed or replaced by the holder of the Trust Common Securities. The Property Trustee will also act as indenture trustee under the Trust Guarantee (the "Guarantee Trustee"). See "Description of the Trust Guarantee."

     The Property Trustee, acting in such capacity, will hold title to the Subordinated Debentures acquired by the Trust for the benefit of the holders of the Trust Securities issued by the Trust and will have the power to exercise all rights, powers and privileges under the Subordinated Indenture, as defined herein, as the holder of such Subordinated Debentures. In addition, the Property Trustee will maintain exclusive control of a segregated non-interest bearing bank account for the Trust (the "Payment Account") to hold all payments made in respect of the Subordinated Debentures held by the Trust for the benefit of the holders of the Trust Securities. The Property Trustee will make payments of distributions and payments on liquidation, redemption and otherwise to the holders of the Trust Securities issued by the Trust out of funds from the Payment Account of the Trust. The Guarantee Trustee will hold the Trust Guarantee for the benefit of the holders of the Trust Preferred Securities. The Company as the holder of all the Trust Common Securities, will have the right to appoint, remove or replace any Trustee and to increase the number of Trustees, provided that the number of Trustees will be at least three, two of which will be Administrative Trustees. The Company will pay all fees and expenses related to the Trust, the offering of the Trust Preferred Securities and the issuance of the Subordinated Debentures.

     The rights of the holders of the Trust Preferred Securities, including economic rights, rights to information and voting rights, are as set forth in the Trust Agreement for the Trust, the Delaware Business Trust Act, as amended (the "Trust Act"), and the Trust Indenture Act. See "Description of Trust Preferred Securities."

     The principal place of business of the Trust shall be c/o SEMCO Energy, Inc., 405 Water Street, Port Huron, Michigan 48060 (telephone number 810-987-2200).

                                USE OF PROCEEDS

     The Trust will use all proceeds from the sale of Trust Securities to purchase Subordinated Debentures. Unless otherwise indicated in the applicable Prospectus Supplement, SEMCO Energy intends to use the net proceeds from the sale of Subordinated Debentures, Medium Term Notes and Common Stock to fund its subsidiaries, repay debt, fund acquisitions and fund general corporate purposes in amounts which are currently undetermined. The proceeds may be temporarily invested in marketable securities.

                CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

     The following table sets forth the consolidated ratios of earnings to fixed charges and earnings to fixed charges and preferred dividends for SEMCO Energy and its subsidiaries for the years and period indicated:

                                                         12 MONTHS
                                                          ENDING            YEARS ENDED DECEMBER 31,
                                                         MARCH 31,    ------------------------------------
                                                           1998       1997    1996    1995    1994    1993
                                                         ---------    ----    ----    ----    ----    ----
Ratio of Earnings to:
  Fixed Charges(1)...................................      2.35       2.38     (2)    2.21    2.17    2.07
  Fixed Charges and Preferred Dividends (1)..........      2.35       2.38     (2)    2.20    2.16    2.06

-------------------------
(1) In January 1998, SEMCO Energy, through a subsidiary of Ventures, SEMCO Arkansas Pipeline Company, sold its 32.07% partnership interest in NOARK Pipeline System L.P. ("NOARK"). NOARK had been generating losses since it was placed in service in 1992. Earnings reflect a share of NOARK's operating losses and fixed charges include a share of NOARK's interest expense equal to the Company's percentage interest in NOARK. Pursuant to this sale, SEMCO Arkansas Pipeline Company paid the purchaser $9.2 million in 1998 and must pay the purchaser $3.1 million and $0.8 million in 1999 and 2000, respectively. These payment obligations are guaranteed by SEMCO Energy. Beginning in the year 2004, the purchaser will pay SEMCO Arkansas Pipeline Company $842,000 per year for 17 years.

    For purposes of calculating the ratios, "earnings" represent the sum of (a) pretax income from continuing operations (excluding extraordinary items from the early retirement of debt in 1993 and 1994) and (b) fixed charges. "Fixed charges" represent the sum of (i) interest incurred by SEMCO Energy and its subsidiaries plus their share of interest on debt to outsiders incurred by less-than-fifty-percent-owned persons, (ii) amortization of debt expense and
    (iii) the preferred stock dividend requirements of SEMCO Energy's subsidiaries, increased to an amount representing the pretax earnings required to cover such dividend requirements. "Preferred Dividends" represents dividends on the Company's Convertible Preferred Stock.

(2) For the year ended December 31, 1996, fixed charges exceeded earnings by $20.2 million and fixed charges and preferred dividends exceeded earnings by $20.2 million. Earnings as defined include a $32.3 million non-cash pretax write-down of the NOARK (1) investment. Excluding the NOARK write-down the ratios of earnings to fixed charges and earnings to fixed charges and preferred dividends would have been 1.83 and 1.83, respectively.

                         DESCRIPTION OF DEBT SECURITIES

GENERAL

     The Medium Term Notes will be issued under an indenture, as supplemented from time to time (the "Note Indenture") between the Company and NBD Bank, as trustee (the "Note Indenture Trustee"), and the Subordinated Debentures will be issued under an indenture (the "Subordinated Indenture"), between the Company and NBD Bank, as trustee (the "Subordinated Indenture Trustee"). The term "Indenture Trustee," as used herein, shall refer to the Note Indenture Trustee or the Subordinated Indenture Trustee, as appropriate. The form of Note Indenture and the form of the Subordinated Indenture being sometimes referred to herein collectively as the "Indentures" and individually as an "Indenture" are filed, along with the form of Supplemental Indenture in the case of the Subordinated Indenture, as exhibits to the Registration Statement to which this Prospectus is a part and, upon execution and delivery, will be available for inspection at the corporate trust offices of the Note Indenture Trustee and the Subordinated Indenture Trustee, or as described under "Available Information." The Indentures are subject to and governed by the TIA. The following statements relating to the Debt Securities and the Indentures are summaries of the provisions thereof and do not purport to be complete and are qualified in their entirety by reference to the Indentures and the Debt Securities. All Section references herein are to sections of the Indentures, and capitalized terms used but not defined herein shall have the respective meanings set forth in the Indentures and the Debt Securities. The Subordinated Debentures are further described under "Additional Description of Subordinated Debentures to be Issued to Trust" below.

TERMS

     The Debt Securities will be direct, unsecured obligations of the Company. The indebtedness represented by the Medium Term Notes will rank on a parity with all other unsecured and unsubordinated indebtedness of the Company. The indebtedness represented by the Subordinated Debentures will be subordinated in right of payment to the prior payment in full of all existing and future Senior Indebtedness of the Company, as described below under "Subordination." Each Indenture provides that the Debt Securities may be issued without limit as to aggregate principal amount, in one or more series, in each case as established from time to time by the Board of Directors of the Company or as established in one or more indentures supplemental to such Indenture. Debt Securities may be issued with terms different from those of Debt Securities previously issued. All Debt Securities of one series need not be issued at the same time and, unless otherwise provided, a series may be reopened, without the consent of the holders of the Debt Securities of such series, for issuances of additional Debt Securities of such series (Section 301 of each Indenture).

     Each Indenture provides that there may be more than one Indenture Trustee thereunder, each with respect to one or more series of Debt Securities. Any Indenture Trustee under either Indenture may resign or be removed with respect to one or more series of Debt Securities, and a successor Indenture Trustee may be appointed to act with respect to such series (Section 608 of each Indenture). In the event that two or more persons are acting as Indenture Trustee with respect to different series of Debt Securities, each such Indenture Trustee shall be an Indenture Trustee of a trust under the applicable Indenture separate and apart from the trust administered by any other Indenture Trustee (Section 609 of each Indenture), and, except as otherwise indicated herein, any action described herein to be taken by an Indenture Trustee may be taken by each such Indenture Trustee with respect to, and only with respect to, the one or more series of Debt Securities of which it is Indenture Trustee under the applicable Indenture.

     The Prospectus Supplement relating to the series of Debt Securities being offered will contain the specific terms thereof, including, without limitation:

           (1) The title and any series of such Debt Securities and whether such Debt Securities are Medium Term Notes or Subordinated Debentures;

           (2) The aggregate principal amount of such Debt Securities and any limit on such principal amount;

           (3) The percentage of the principal amount at which such Debt Securities will be issued and, if other than the principal amount thereof, the portion of the principal amount thereof payable upon declaration of acceleration of the maturity thereof;

           (4) The date or dates, or the method for determining such date or dates, on which the principal of such Debt Securities will be payable and the amount of principal payable thereon;

           (5) The rate or rates (which may be fixed or variable) at which such Debt Securities will bear interest, if any, or the method by which such rate or rates shall be determined, the date or dates, or the method for determining such date or dates, from which any such interest will accrue, the dates on which any such interest will be payable, the record dates for such interest payment dates, or the method by which such dates shall be determined, the persons to whom such interest shall be payable, and the basis upon which interest shall be calculated if other than that of a 360-day year of twelve 30-day months;

           (6) The place or places where the principal of (and premium, if any) and interest, if any, on such Debt Securities will be payable, where such Debt Securities may be surrendered for registration of transfer or exchange and where notices or demands to or upon the Company in respect of such Debt Securities and the applicable Indenture may be served;

           (7) If applicable, whether the interest payment periods may be extended by the Company and, if so, the terms of any such extension;

           (8) The period or periods within which, the price or prices at which, and other terms and conditions upon which such Debt Securities may be redeemed, as a whole or in part, at the option of the Company, if the Company is to have such an option;

           (9) The obligation, if any, of the Company to redeem, repay or purchase such Debt Securities pursuant to any sinking fund or analogous provision or at the option of a holder thereof, and the period or periods within which or the date or dates on which, the price or prices at which, and other terms and conditions upon which such Debt Securities will be redeemed, repaid or purchased, as a whole or in part, pursuant to such obligation;

          (10) Whether the amount of payments of principal of (and premium, if any) or interest, if any, on such Debt Securities may be determined with reference to an index, formula or other method and the manner in which such amounts shall be determined;

          (11) Provisions, if any, granting special rights to the holders of such Debt Securities upon the occurrence of such events as may be specified;

          (12) Any deletions from, modifications of or additions to the Events of Default or covenants of the Company with respect to such Debt Securities, whether or not such Events of Default or covenants are consistent with the Events of Default or covenants set forth in the applicable Indenture;

          (13) Whether such Debt Securities will be issued in certificated or book-entry form;

          (14) Whether such Debt Securities will be in registered or bearer form and, if in registered form, the denominations thereof if other than $1,000 and any integral multiple thereof and, if in bearer form, the denominations thereof and terms and conditions relating thereto;

          (15) The applicability if any, of the defeasance and covenant defeasance provisions described herein, or any modification thereof;

          (16) Whether and under what circumstances the Company will pay any Additional Amounts as defined and contemplated in the applicable Indenture on such Debt Securities in respect of any tax, assessment or governmental charge and, if so, whether the Company will have the option to redeem such Debt Securities in lieu of making such payment; and

          (17) Any other terms of such Debt Securities not inconsistent with the provisions of the applicable Indenture (Section 301 of each Indenture).

     The Debt Securities may provide for less than the entire principal amount thereof to be payable upon declaration of acceleration of the maturity thereof ("Original Issue Discount Securities"). Special U.S. federal income tax, accounting and other considerations applicable to Original Issue Discount Securities will be described in the applicable Prospectus Supplement.

     Except as set forth below under "Certain Covenants" and as may be set forth in any Prospectus Supplement, the Indentures will not contain any provisions that would limit the ability of the Company to incur indebtedness or that would afford holders of Debt Securities protection in the event of a highly leveraged or similar transaction involving the Company or in the event of a change of control. Reference is made to the applicable Prospectus Supplement for information with respect to any deletions from, modifications of, or additions to the events of default or covenants of the Company that are described below, including any addition of a covenant or other provision providing event risk or similar protection.

DENOMINATIONS, INTEREST, REGISTRATION AND TRANSFER

     Unless otherwise described in the applicable Prospectus Supplement, the Debt Securities of any series issued in registered form will be issuable in denominations of $1,000 and integral multiples thereof. Unless otherwise specified in the applicable Prospectus Supplement, the Debt Securities of any series issued in bearer form will be issuable in denominations of $5,000 (Section 302 of each Indenture).

     Unless otherwise specified in the applicable Prospectus Supplement, the principal of (and premium if any) and interest on any series of Medium Term Notes will be payable at the corporate trust office of the Note Indenture Trustee, and the principal of (and premium, if any) and interest on any series of Subordinated Debentures will be payable at the corporate trust office of the Subordinated Indenture Trustee; provided that, at the option of the Company, payment of interest on any series of Debt Securities may be made by check mailed to the address of the Person entitled thereto as it appears in the applicable register for such Debt Securities or by wire transfer of funds to such person at an account maintained within the United States (Sections 301, 307 and 1002 of each Indenture).

     Any interest not punctually paid or duly provided for on any interest payment date with respect to a Debt Security ("Defaulted Interest") will forthwith cease to be payable to the holder on the applicable Regular Record Date and may either be paid to the Person in whose name such Debt Security is registered at the close of business on a special record date (the "Special Record Date") for the payment of such Defaulted Interest to be fixed by the Indenture Trustee, notice whereof shall be given to the holder of such Debt Security not less than 10 days prior to such Special Record Date, or may be paid at any time in any other lawful manner, all as more completely described in the applicable Indenture (Section 307 of each Indenture).

     Subject to certain limitations imposed upon Debt Securities issued in book-entry form, the Debt Securities of any series will be exchangeable for other Debt Securities of the same series and of a like aggregate principal amount and tenor of different authorized denominations upon surrender of such Debt Securities at the corporate trust office of the applicable Indenture Trustee referred to above. In addition, subject to certain limitations imposed upon Debt Securities issued in book-entry form, the Debt Securities of any series may be surrendered for registration of transfer or exchange thereof at the corporate trust office of the applicable Indenture Trustee. Every Debt Security surrendered for registration of transfer or exchange must be duly endorsed or accompanied by a written instrument of transfer. No service charge will be made for any registration of transfer or exchange of any Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith (Section 305 of each Indenture). If the applicable Prospectus Supplement refers to any transfer agent (in addition to the applicable Indenture Trustee) initially designated by the Company with respect to any series of Debt Securities, the Company may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent acts, except that the trust will be required to maintain a transfer agent in each place of payment for such series. The Company may at any time designate additional transfer agents with respect to any series of Debt Securities (Section 1002 of each Indenture).

     Neither the Company nor any Indenture Trustee shall be required to (i) issue, register the transfer of or exchange Debt Securities of any series during a period beginning at the opening of business 15 days before any selection of Debt Securities of that series to be redeemed and ending at the close of business on the day of mailing of the relevant notice of redemption;
(ii) register the transfer of or exchange any Debt Security or portion thereof, called for redemption, except the unredeemed portion of any Debt Security being redeemed in part; or (iii) issue, register the transfer of or exchange any Debt Security that has been surrendered for repayment at the option of the holder, except the portion, if any, of such Debt Security not to be so repaid (Section 305 of each Indenture).

MERGER, CONSOLIDATION OR SALE

     The Note Indenture provides that the Company will be permitted to consolidate with, or sell, lease or convey all or substantially all of its assets to, or merge with or into, any other entity provided that (a) either the Company shall be the continuing entity, or the successor entity (if other than the Company) formed by or resulting from any such consolidation or merger or which shall have received the transfer of such assets shall expressly assume payment of the principal of (and premium, if any) and interest on all of the Medium Term Notes and the due and punctual performance and observance of all of the covenants and conditions contained in the Note Indenture; (b) immediately after giving effect to such transaction and treating any indebtedness that becomes an obligation of the Company or any Subsidiary as a result thereof as having been incurred by the Company or such Subsidiary at the time of such transaction, no Event of Default under the Note Indenture, and no event which, after notice or the lapse of time, or both, would become such an Event of Default, shall have occurred and be continuing; and (c) an officer's certificate and legal opinion covering such conditions shall be delivered to the Indenture Trustee (Sections 801 and 803 of the Note Indenture). The provisions of the Subordinated Indenture regarding merger, consolidation and sale are discussed in "Additional Description of Subordinated Debentures to be Issued to Trust -- Consolidation, Merger and Sale" below.

CERTAIN COVENANTS

     Limitations on Liens. The Indentures provide that the Company shall not, and shall not cause or permit any Subsidiary to, issue, assume or guarantee any Debt secured by a Lien upon any property or assets (other than cash) of the Company or such Subsidiary, as applicable, without effectively providing that the outstanding Debt Securities (together with, if the Company so determines, any other indebtedness or obligation then existing or thereafter created ranking equally with such Debt Securities) shall be secured equally and ratably with (or prior to) such Debt so long as such Debt shall be so secured. The foregoing restriction on Liens will not, however, apply to:

          (a) Liens in existence on the date of original issue of such Debt Securities;

          (b) (i) any Lien created or arising over any property which is acquired, constructed or created by the Company, or any of its Subsidiaries, but only if (A) such Lien secures only principal amounts (not exceeding the cost of such acquisition, construction or creation) raised for the purposes of such acquisition, construction or creation, together with any costs, expenses, interest and fees incurred in relation thereto or a guarantee given in respect thereof, (B) such Lien is created or arises on or before 90 days after the completion of such acquisition, construction or creation and (C) such Lien is confined solely to the property so acquired, constructed or created; or (ii) any Lien to secure Debt of the Company or a Subsidiary incurred in connection with a specifically identifiable project where the Lien relates to and is confined to a property or properties (including, without limitation, shares or other rights of ownership in the entities which own such property or project) involved in such project and acquired by the Company or a Subsidiary after the date of original issue of the Debt Securities of any series and the recourse of the creditors in respect of such Debt is limited to any or all of such project and property (including as aforesaid);

          (c) any Lien securing amounts not more than 90 days overdue or otherwise being contested in good faith;

          (d) (i) rights of financial institutions to offset credit balances in connection with the operation of cash management programs established for the benefit of the Company or a Subsidiary or in connection with the issuance of letters of credit for the benefit of the Company or a Subsidiary; (ii) any Lien securing Debt of the Company or a Subsidiary incurred in connection with the financing of accounts receivable; (iii) any Lien incurred or deposits made in the ordinary course of business, including, but not limited to, (A) any mechanics', materialmens', carriers', workmens', vendors' or other like Liens and (B) any Liens securing amounts in connection with workers' compensation, unemployment insurance and other types of social security; (iv) any Lien upon specific items of inventory or other goods and proceeds of the Company or a Subsidiary securing obligations of the Company or a Subsidiary in respect of bankers' acceptances issued or created for the account of such person to facilitate the purchase, shipment or storage of such inventory or other goods; (v) any Lien incurred or deposits made securing the performance of tenders, bids, leases, trade contracts (other than for borrowed money), statutory obligations, surety bonds, appeal bonds, government contracts, performance bonds, return-of-money bonds and other obligations of like nature incurred in the ordinary course of business; (vi) any Lien constituted by a right of set off or right over a margin call account or any form of cash or cash collateral or any similar arrangement for obligations incurred in respect of the hedging or management of risks under transactions involving any currency or interest rate swap, cap or collar arrangements, forward exchange transaction, option, warrant, forward rate agreement, futures contract or other derivative instrument of any kind;
     (vii) any Lien arising out of title retention or like provisions in connection with the purchase of goods and equipment in the ordinary course of business; and (viii) any Lien securing reimbursement obligations under letters of credit, guaranties and other forms of credit enhancement given in connection with the purchase of goods and equipment in the ordinary course of business;

          (e) Liens in favor of the Company or a Subsidiary;

          (f) (i) Liens on any property or assets acquired from a corporation which is merged with or into the Company or a Subsidiary, or any Liens on the property or assets of any corporation or other entity existing at the time such corporation or other entity becomes a Subsidiary of the Company and, in either such case, is not created in anticipation of any such transaction (unless such Lien is created to secure or provide for the payment of any part of the purchase price of such corporation); (ii) any Lien on any property or assets existing at the time of acquisition thereof and which is not created in anticipation of such acquisition (unless such Lien was created to secure or provide for the payment of any part of the purchase price of such property or assets); and (iii) any Lien created or outstanding on or over any asset of any Person which becomes a Subsidiary on or after the date of the issuance of such Debt Securities when such Lien is created prior to the date on which such Person becomes a Subsidiary;

          (g) (i) Liens required by any contract or statute in order to permit the Company or a Subsidiary to perform any contract or subcontract made by it with or at the request of a governmental entity or any department, agency or instrumentality thereof, or to secure partial, progress, advance or any other payments by the Company or a Subsidiary to such governmental unit pursuant to the provisions of any contract or statute; (ii) any Lien securing industrial revenue, development or similar bonds issued by or for the benefit of the Company or a Subsidiary, provided that such industrial revenue, development or similar bonds are nonrecourse to the Company or such Subsidiary; and (iii) any Lien securing taxes or assessments or other applicable governmental charges or levies;

          (h) (i) any Lien which arises pursuant to any order of attachment, distrait or similar legal process arising in connection with court proceedings and any Lien which secures the reimbursement obligation for any bond obtained in connection with an appeal taken in any court proceeding, so long as the execution or other enforcement of such Lien arising pursuant to such legal process is effectively stayed and the claims secured thereby are being contested in good faith and, if appropriate, by appropriate legal proceedings, or any Lien in favor of a plaintiff or defendant in any action before a court or tribunal as security for costs and/or other expenses; or
     (ii) any Lien arising by operation of law or by order of a court or tribunal or any Lien arising by an agreement of similar effect, including, without limitation, judgment liens; or

          (i) any extension, renewal or replacement (or successive extensions, renewals or replacements), as a whole or in part, or any Liens referred to in the foregoing clauses, for amounts not exceeding the principal amount of the Debt secured by the Lien so extended, renewed or replaced, provided that such extension, renewal or replacement Lien is limited to all or a part of the same property or assets that were covered by the Lien extended, renewed or replaced (plus improvements on such property or assets) (Section 1011 of each Indenture).

     Limitations on Sale and Leaseback Transactions. The Indentures also provide that the Company will not, and will not permit any Subsidiary to, enter into any arrangement with any Person (other than the Company or a Subsidiary), providing for the leasing to the Company or a Subsidiary of any assets which have been or are to be sold or transferred by the Company or such Subsidiary to such Person (a "Sale and Lease-Back Transaction") unless: (a) such transaction involves a lease for a temporary period not to exceed three years; (b) such transaction is between the Company or a Subsidiary and an affiliate of the Company; (c) the Company would be entitled to incur debt secured by a Lien on the assets or property involved in such transaction at least equal in amount to the Attributable Debt with respect to such Sale and Lease-Back Transaction, without equally and ratably securing the Debt Securities, pursuant to the limitation on Liens described above; (d) such transaction is entered into within 90 days after the initial acquisition by the Company of the assets or property subject to such transaction; (e) after giving effect thereto, the aggregate amount of all Attributable Debt with respect to all such Sale and Lease-Back Transactions does not exceed 10% of Consolidated Net Tangible Assets; or (f) the Company or a Subsidiary within the twelve months preceding the sale or transfer or the twelve months following the sale or transfer, regardless of whether such sale or transfer may have been made by the Company or such Subsidiary, applies in the case of a sale or transfer for cash, an amount equal to the net proceeds thereof and, in the case of a sale or transfer otherwise than for cash, an amount equal to the fair value of the assets so leased at the time of entering into such arrangement (as determined by the Board of Directors of the Company or such Subsidiary), (i) to the retirement of debt, incurred or assumed by the Company or a Subsidiary, which by its terms matures at, or is extendible or renewable at the option of the obligor to, a date more than twelve months after the date of incurring, assuming or guaranteeing such debt or (ii) to investment in any assets of the Company or any Subsidiary (Section 1012 of each Indenture).

     Existence. Except as permitted under "Merger, Consolidation or Sale," the Company will be required to do or cause to be done all things necessary to preserve and keep in full force and effect its existence, rights and franchises; provided, however, that the Company shall not be required to preserve an right or franchise if it determines that the preservation thereof is no longer desirable in the conduct of its business (Section 1004 of each Indenture).

     Maintenance of Properties. The Company will be required to cause all of its material properties used or useful in the conduct of its business or the business of any Subsidiary to be maintained and kept in good condition, repair and working order and supplied with all necessary equipment and will cause to be made all necessary repairs, renewals, replacements, betterments and improvements thereof, all as in the judgment of the Company may be necessary so that the business carried on in connection therewith may be properly and advantageously conducted at all times (Section 1005 of each Indenture).

     Insurance. The Company will be required to, and will be required to cause each of its Subsidiaries to, keep all of its insurable properties insured against loss or damage at least equal to their then full insurable value with insurers of recognized responsibility and, if described in the applicable Prospectus Supplement, having a specified rating from a recognized insurance rating service (Section 1006 of each Indenture).

     Payment of Taxes and Other Claims. The Company will be required to pay or discharge or cause to be paid or discharged, before the same shall become delinquent, (i) all taxes, assessments and governmental charges levied or imposed upon it or any Subsidiary or upon the income, profits or property of the Company or, any Subsidiary, and (ii) all lawful claims for labor, materials and supplies which, if unpaid, might by law become a material lien upon the property of the Company or any Subsidiary; PROVIDED, HOWEVER, that the Company shall not be required to pay or discharge or cause to be paid or discharged any such tax, assessment, charge or claim whose amount, applicability or validity is being contested in good faith (Section 1007 of each Indenture).

     Provision of Financial Information. Whether or not the Company is subject to Section 13 or 15(d) of the Exchange Act, the Company will be required, within 15 days of each of the respective dates by which the Company would have been required to file annual reports, quarterly reports and other documents with the Commission if the Company were so subject, to (i) transmit by mail to all holders of Debt Securities, as their names and addresses appear in the applicable register for such Debt Securities, without cost to such holders, copies of the annual reports, quarterly reports and other documents that the Company would have been required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act if the Company were subject to such sections,
(ii) file with the applicable Indenture Trustee copies of the annual reports, quarterly reports and other documents that the Company would have been required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act if the Company were subject to such Sections, and (iii) promptly upon written request and payment of the reasonable cost of duplication and delivery, supply copies of such documents to any prospective holder (Section 1008 of each Indenture).

     Additional Covenants. Any additional covenants of the Company with respect to any series of Debt Securities will be set forth in the Prospectus Supplement relating thereto.

EVENTS OF DEFAULT, NOTICE AND WAIVER

     Each Indenture will provide that the following events are "Events of Default" with respect to any series of Debt Securities issued thereunder: (a) default for 30 days in the payment of any installment of interest or Additional Amounts, or Additional Interest, as applicable, payable on any Debt Security of such series; (b) default in the payment of principal of (or premium, if any, on) any Debt Security of such series at its maturity; (c) default in making any sinking fund payment as required for any Debt Security of such series; (d) default in the performance or breach of any other covenant or warranty of the Company contained in the Indenture (other than a covenant added to the Indenture solely for the benefit of a series of Debt Securities issued thereunder other than such series), continued for 60 days after written notice as provided in the Indenture; (e) a default under any bond, debenture, note or other evidence of indebtedness for money borrowed by the Company (including obligations under leases required to be capitalized on the balance sheet of the lessee under generally accepted accounting principles but not including any indebtedness or obligations for which recourse is limited to property purchased) in an aggregate principal amount in excess of $5,000,000 or under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by the Company (including such leases, but not including such indebtedness or obligations for which recourse is limited to property purchased) in an aggregate principal amount in excess of $5,000,000, whether such indebtedness now exists or shall hereafter be created which default shall have resulted in such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable or such obligations being accelerated, without such acceleration having been rescinded or annulled; (f) certain events of bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator or trustee of the Company or any Significant Subsidiary of the Company; and (g) any other event of default provided with respect to a particular series of Debt Securities (Section 501 of each Indenture). The term "Significant Subsidiary" means each significant subsidiary (as defined in Regulation S-X promulgated under the Securities Act) of the Company.

     If an Event of Default under either Indenture with respect to Debt Securities of any series at the time outstanding occurs and is continuing, then in every such case the Indenture Trustee or the holders of not less than 25% in principal amount of the outstanding Debt Securities of that series will have the right to declare the principal amount (or, if the Debt Securities of that series are Original Issue Discount Securities, such portion of the principal amount as may be specified in the terms thereof) of, and premium, if any, on all of the Debt Securities of that series to be due and payable immediately by written notice thereof to the Company (and to the Indenture Trustee if given by the holders). However, at any time after such a declaration of acceleration with respect to Debt Securities of such series (or of all Debt Securities then outstanding under the applicable Indenture, as the case may be) has been made, but before a judgment or decree for payment of the money due has been obtained by the Indenture Trustee, the holders of not less than a majority in principal amount of outstanding Debt Securities of such series (or of all Debt Securities then outstanding under the applicable Indenture, as the case may be) may rescind and annul such declaration and its consequences if (a) the Company shall have deposited with the applicable Indenture Trustee all required payments of the principal of (and premium, if any) and interest, and any Additional Amounts, on the Debt Securities of such series (or of all Debt Securities then outstanding under the applicable Indenture, as the case may be), plus certain fees, expenses, disbursements and advances of such Indenture Trustee and (b) all Events of Default, other than the non-payment of accelerated principal (or specified portion thereof and the premium, if any) or interest, with respect to Debt Securities of such series (or of all Debt Securities then outstanding under the applicable Indenture, as the case may be) have been cured or waived as provided in the applicable Indenture (Section 502 of each Indenture). Each Indenture also provides that the holders of not less than a majority in principal amount of the outstanding Debt Securities of any series (or of all Debt Securities then outstanding under the applicable Indenture, as the case may be) may waive any past default with respect to such series and its consequences, except a default (x) in the payment of the principal of (or premium, if any) or interest or Additional Amounts, or Additional Interest, as applicable, payable on any Debt Security of such series or (y) in respect of a covenant or provision contained in the applicable Indenture that cannot be modified or amended without the consent of the holder of each outstanding Debt Security affected thereby (Section 513 of each Indenture).

     Each Indenture Trustee will be required to give notice to the holders of Debt Securities within 90 days of a default under the applicable Indenture unless such default shall have been cured or waived; PROVIDED, HOWEVER, that such Indenture Trustee may withhold notice to the holders of any series of Debt Securities of any default with respect to such series (except a default in the payment of the principal of (or premium, if any) or interest or Additional Amounts, or Additional Interest, as applicable, payable on any Debt Security of such series or in the payment of any sinking fund installment in respect of any Security of such series) if specified responsible officers of such Indenture Trustee consider such withholding to be in the interest of such holders (Section 601 of each Indenture).

     Each Indenture will provide that no holders of Debt Securities of any series may institute any proceedings, judicial or otherwise, with respect to such Indenture or for any remedy thereunder, except in the cases of failure of the Indenture Trustee, for 60 days, to act after it has received a written request to institute proceedings in respect of an event of default from the holders of not less than 25% in principal amount of the outstanding Debt Securities of such series, as well as an offer of indemnity reasonably satisfactory to it (Section 507 of each Indenture). This provision will not prevent, however, any holder of Debt Securities from instituting suit for the enforcement of payment of the principal of (and premium, if any), interest on and Additional Amounts, or Additional Interest, as applicable, payable with respect to, such Debt Securities at the respective due dates thereof.

     Subject to provisions in each Indenture relating to its duties in case of default, each Indenture Trustee will not be under any obligation to exercise any of its rights or powers under the applicable Indenture at the request or direction of any holders of any series of Debt Securities then outstanding under such Indenture, unless such holders shall have offered to the Indenture Trustee thereunder reasonable security or indemnity (Section 602 of each Indenture). The holders of not less than a majority in principal amount of the outstanding Debt Securities of any series (or of all Debt Securities then outstanding under the applicable Indenture, as the case may be) shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Indenture Trustee, or of exercising any trust or power conferred upon such Indenture Trustee. However, an Indenture Trustee may refuse to follow any direction which is in conflict with any law or the Indenture, which may involve the Indenture Trustee in personal liability or which may be unduly prejudicial to the holders of Debt Securities of such series not joining therein (Section 512 of each Indenture).

     Within 120 days after the close of each fiscal year, the Company will be required to deliver to each Indenture Trustee a certificate, signed by one of several specified officers of the Company, stating whether or not such officer has knowledge of any default under the applicable Indenture and, if so, specifying each such default and the nature and status thereof (Section 1009 of each Indenture).

     Additional provisions of the Subordinated Indenture regarding Events of Default are discussed in "Additional Description of Subordinated Debentures to be Issued to Trust -- Subordinated Indenture Additional Events of Default" below.

MODIFICATION OF THE INDENTURES

     Modifications and amendments of either Indenture will be permitted to be made only with the consent of the holders of not less than a majority in principal amount of all outstanding Debt Securities issued under each Indenture which are affected by such modification or amendment; PROVIDED, HOWEVER, that no such modification or amendment may, without the consent of the holder of each such Debt Security affected thereby, (a) change the stated maturity of the principal of (or premium, if any), or any installment of principal of or interest payable on, any such Debt Security; (b) reduce the principal amount of, or the rate or amount of interest on, or any premium payable on redemption of, or Additional Amounts, or Additional Interest, as applicable, payable with respect to, any such Debt Security, or reduce the amount of principal of an Original Issue Discount Security that would be due and payable upon declaration of acceleration of the maturity thereof or would be provable in bankruptcy, or adversely affect any right of repayment of the holder of any such Debt Security;
(c) change the place of payment, or currency, for payment of principal of (and premium, if any), or interest on, or any Additional Amounts, or Additional Interest, as applicable, payable with respect to, any such Debt Security; (d) impair the right to institute suit for the enforcement of any payment on or with respect to any such Debt Security; (e) reduce the above-stated percentage of outstanding Debt Securities of any series necessary to modify or amend the applicable Indenture, to waive compliance with certain provisions thereof or certain defaults and consequences thereunder or to reduce the quorum or voting requirements set forth in the Indenture; or (f) modify any of the foregoing provisions or any of the provisions relating to the waiver of certain past defaults or certain covenants, except to increase the required percentage to effect such action or to provide that certain other provisions may not be modified or waived without the consent of the holder of such Debt Security (Section 902 of each Indenture).

     The holders of not less than a majority in principal amount of outstanding Debt Securities issued under either Indenture will have the right to waive compliance by the Company with certain covenants in such Indenture (Section 1013 of each Indenture).

     Modifications and amendments of each Indenture will be permitted to be made by the Company and the applicable Indenture Trustee thereunder without the consent of any holder of Debt Securities for any of the following purposes: (i) to evidence the succession of another person to the Company as obligor under the applicable Indenture; (ii) to add to the covenants of the Company for the benefit of the holders of all or any series of Debt Securities or to surrender a right or power conferred upon the Company in the applicable Indenture; (iii) to add events of default for the benefit of the holders of all or any series of Debt Securities; (iv) to add or change any provisions of the applicable Indenture to facilitate the issuance of, or to liberalize certain terms of, Debt Securities in bearer form, or to permit or facilitate the issuance of Debt Securities in uncertificated form, PROVIDED that such action shall not adversely affect the interests of the holders of the Debt Securities of any series in any material aspect; (v) to change or eliminate any provisions of the applicable Indenture, PROVIDED that any such change or elimination shall become effective only when there are no Debt Securities outstanding of any series created prior thereto which are entitled to the benefit of such provision; (vi) to secure the Debt Securities; (vii) to establish the form or terms of Debt Securities of any series; (viii) to provide for the acceptance of appointment by a successor Indenture Trustee or facilitate the administration of the trusts imposed under the applicable Indenture by more than one Indenture Trustee; (ix) to cure any ambiguity, defect or inconsistency in the applicable Indenture, PROVIDED that such action shall not adversely affect the interests of holders of Debt Securities of any series issued under such Indenture in any material respect; or
(x) to supplement any of the provisions of such Indenture to the extent necessary to permit or facilitate defeasance and discharge of any series of such Debt Securities, PROVIDED that such action shall not adversely affect the interests of the holders of the Debt Securities of any series in any material respect (Section 901 of each Indenture).

     Each Indenture will provide that in determining whether the holders of the requisite principal amount of outstanding Debt Securities of a series have given any request, demand, authorization, direction, notice, consent or waiver thereunder or whether a quorum is present at a meeting of holders of Debt Securities, (i) the principal amount of an Original Issue Discount Security that shall be deemed to be outstanding shall be the amount of the principal thereof that would be due and payable as of the date of such determination upon declaration of acceleration of the maturity thereof, and (ii) Debt Securities owned by the Company or any other obligor upon the Debt Securities or any affiliate of the Company or of such other obligor shall be disregarded (Section 104 of each Indenture).

     Each Indenture will contain provisions for convening meetings of the holders of Debt Securities of a series (Section 1501 of each Indenture). A meeting will be permitted to be called at any time by the applicable Indenture Trustee, and also, upon request, by the Company or the holders of at least 10% in principal amount of the outstanding Debt Securities of such series, in any such case upon notice given as provided in the applicable Indenture (Section 1502 of each Indenture). Except for any consent that must be given by the holder of each Debt Security affected by certain modifications and amendments of the applicable Indenture, any resolution presented at a meeting or adjourned meeting duly reconvened at which a quorum is present may be adopted by the affirmative vote of the holders of a majority in principal amount of the outstanding Debt Securities of that series; PROVIDED, HOWEVER, that, except as referred to above, any resolution with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that may be made, given or taken by the holders of a specified percentage, which is less than a majority, in principal amount of the outstanding Debt Securities of a series may be adopted at a meeting or adjourned meeting or adjourned meeting duly reconvened at which a quorum is present by the affirmative vote of the holders of such specified percentage in principal amount of the outstanding Debt Securities of that series. Any resolution passed or decision taken at any meeting of holders of Debt Securities of any series duly held in accordance with the applicable Indenture will be binding on all holders of Debt Securities of that series. The quorum at any meeting called to adopt a resolution, and at an reconvened meeting, will be persons holding or representing a majority in principal amount of the outstanding Debt Securities of a series; PROVIDED, HOWEVER, that if any action is to be taken at such meeting with respect to a consent or waiver which may be given by the holders of not less than a specified percentage in principal amount of the outstanding Debt Securities of a series, the persons holding or representing such specified percentage in principal amount of the outstanding Debt Securities of such series will constitute a quorum (Section 1504 of each Indenture).

     Notwithstanding the foregoing provisions, each Indenture will provide that if any action is to be taken at a meeting of holders of Debt Securities of any series with respect to any request, demand, authorization, direction, notice, consent, waiver and other action that the Indenture expressly provides may be made, given or taken by the holders of a specified percentage in principal amount of all outstanding Debt Securities affected thereby, or of the holders of such series and one or more additional series: (i) there shall be no minimum quorum requirement for such meeting, and (ii) the principal amount of the outstanding Debt Securities of such series that vote in favor of such request, demand, authorization, direction, notice, consent, waiver or other action shall be taken into account in determining whether such request, demand, authorization, direction, notice, consent, waiver or other action has been made, given or taken under the Indenture (Section 1504 of each Indenture).

SUBORDINATION

     Upon any distribution to creditors of the Company in a liquidation, dissolution or reorganization, the payment of the principal of and interest on the Subordinated Debentures will be subordinated to the extent provided in the Subordinated Indenture in right of payment to the prior payment in full of all Senior Indebtedness defined below (Sections 1601 and 1602 of the Subordinated Indenture), but the obligation of the Company to make payment of the principal and interest on the Subordinated Debentures will not otherwise be affected (Section 1606 of the Subordinated Indenture). No payment of principal or interest may be made on the Subordinated Debentures at any time if (i) any Senior Indebtedness is not paid when due and any applicable grace period has ended or such default has not been waived; (ii) a default on Senior Indebtedness exists that permits the holders of such Senior Indebtedness to accelerate its maturity or (iii) notice has been given of the exercise of an option to require repayment or prepayment of Senior Indebtedness (Section 1603 of the Subordinated Indenture). After all Senior Indebtedness is paid in full and until the Subordinated Debentures are paid in full, holders will be subrogated to the rights of holders of Senior Indebtedness to the extent that distributions otherwise payable to holders have been applied to the payment of Senior Indebtedness (Section 1605 of the Subordinated Indenture). By reason of such subordination, in the event of a distribution of assets upon insolvency, certain general creditors of the Company may recover more, ratably, than holders of the Subordinated Debentures.

     Senior Indebtedness is defined in the Subordinated Indenture as, (i) any payment due in respect of indebtedness of a Person, whether outstanding at the date of execution of the Subordinated Indenture or thereafter incurred, created or assumed, (a) in respect of money borrowed (including any financial derivative, hedging or futures contract or similar instrument) and (b) evidenced by securities, debentures, bonds, notes or other similar instruments issued by such Person which, by their terms, are senior or senior subordinated debt securities including, without limitation, all obligations under its indentures with various trustees; (ii) all capital lease obligations; (iii) all obligations issued or assumed as the deferred purchase price of property, all conditional sale obligations and all obligations of such Person under any title retention agreement (but excluding trade accounts payable arising in the ordinary course of business and long-term purchase obligations); (iv) all obligations for the reimbursement of any letter of credit, banker's acceptance, security purchase facility or similar credit transaction; (v) all obligations of the type referred to in clauses (i) through (iv) above of other Persons the payment of which such Person is responsible or liable as obligor, guarantor or otherwise; and (vi) all obligations of the type referred to in clauses (i) through (v) above of other Persons secured by any lien on any property or asset of such Person (whether or not such obligation is assumed by such Person), except for (1) any such indebtedness that is by its terms subordinated to or pari passu with the Subordinated Debentures and (2) any unsecured indebtedness between or among such Person or its Affiliates. At March 31, 1998, Senior Indebtedness aggregated approximately $195,359,000. There are no restrictions in the Subordinated Indenture upon the creation of additional Senior Indebtedness.

     Upon payment in full of all amounts due on the Senior Indebtedness then outstanding, the rights of the holders of the Subordinated Debentures will be subrogated to the rights of the holders of Senior Indebtedness to receive payments or distributions applicable to such Senior Indebtedness until all amounts owing on the Subordinated Debentures are paid in full.

     In addition, because SEMCO Energy is a holding company the right of SEMCO Energy, and hence the right of the creditors of SEMCO Energy (including any holder of Subordinated Debentures), to participate in any distribution of the assets of any subsidiary upon its liquidation or recognition or otherwise is necessarily subject to the prior claims of creditors of such subsidiary, except to the extent that claims of SEMCO Energy as a creditor of such subsidiary may be recognized. There is no restriction in the Subordinated Indenture against subsidiaries of SEMCO Energy incurring secured or unsecured indebtedness or issuing secured or unsecured securities. The ability of SEMCO Energy to make payments of principal and interest on the Subordinated Debentures will be dependent upon the payment to it by its subsidiaries of dividends, loans or advances.

DISCHARGE, DEFEASANCE AND COVENANT DEFEASANCE

     Under each Indenture, the Company may discharge certain obligations to holders of any series of Debt Securities issued thereunder that have not already been delivered to the applicable Indenture Trustee for cancellation and that either have become due and payable or will become due and payable within one year (or scheduled for redemption within one year) by irrevocably depositing with the applicable Indenture Trustee, in trust, funds in an amount sufficient to pay the entire indebtedness on such Debt Securities in respect of principal (and premium, if any) and interest and any Additional Amounts, or Additional Interest, as applicable, payable to the date of such deposit (if such Debt Securities have become due and payable) or to the stated maturity or redemption date, as the case may be (Section 401 of each Indenture).

     Each Indenture will provide that, if the provisions of Article Fourteen thereof are made applicable to the Debt Securities of or within any series pursuant to Section 301 of such Indenture, the Company may elect either (a) to defease and be discharged from any and all obligations with respect to such Debt Securities (except for the obligations to pay Additional Amounts, or Additional Interest, as applicable, if any, upon the occurrence of certain events of tax, assessment or governmental charge with respect to payments on such Debt Securities and the obligations to register the transfer or exchange of such Debt Securities, to replace temporary or mutilated, destroyed, lost or stolen Debt Securities, to maintain an office or agency in respect of such Debt Securities and to hold moneys for payment in trust) ("defeasance") (Section 1402 of each Indenture) or (b) to be released from its obligations with respect to such Debt Securities under Sections 1004 to 1008, inclusive, and Sections 1011 and 1012 under such Indenture (being the restrictions described under "Certain Covenants") or, if provided pursuant to such Indenture, its obligations with respect to any other covenant, and any omission to comply with such obligations shall not constitute an event of default with respect to such Debt Securities ("covenant defeasance") (Section 1403 of each Indenture), in either case upon the irrevocable deposit by the Company with the applicable Indenture Trustee, in trust, of an amount of money, or Government Obligations (as defined below), or both, applicable to such Debt Securities which through the scheduled payment of principal and interest in accordance with their terms will provide money in an amount sufficient to pay the principal of (and premium, if any) and interest on such Debt Securities, and any mandatory sinking fund or analogous payments thereon, on the scheduled due dates therefor (Section 1404 of each Indenture).

     Such a trust will only be permitted to be established if, among other things, the Company has delivered to the applicable Indenture Trustee an opinion of counsel (as specified in each Indenture) to the effect that the holders of such Debt Securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred, and such opinion of counsel, in the case of defeasance, will be required to refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable United States federal income tax law occurring after the date of such Indenture (Section 1404 of each Indenture).

     "Government Obligations" means securities which are (i) direct obligations of the United States of America or (ii) obligations of a person controlled or supervised by and acting as an agency or instrumentality of the United States of America, the payment of which is unconditionally guarantee as a full faith and credit obligation by the United States of America, which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank or trust company as custodian with respect to any such Government Obligation or a specific payment of interest on or principal of any such Government Obligation held by such custodian for the account of the holder of a depository receipt, PROVIDED that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount receiving by the custodian in respect of the Government Obligation or the specific payment of interest on or principal of the Government Obligation evidenced by such depository receipt (Section 101 of each Indenture).

     In the event the Company effects covenant defeasance with respect to any Debt Securities and such Debt Securities are declared due and payable because of the occurrence of any Event of Default other than the Event of Default described in clause (d) under "Events of Default, Notice and Waiver" with respect to Sections 1004 to 1008, inclusive, and Sections 1011 and 1012 of either Indenture (which sections would no longer be applicable to such Debt Securities) or described in clause (g) under "Events of Default, Notice and Waiver" with respect to any other covenant as to which there has been covenant defeasance, the amount in which such Debt Securities are payable, and Government Obligations on deposit with the applicable Indenture Trustee, will be sufficient to pay amounts due on such Debt Securities at the time of their stated maturity but may not be sufficient to pay amounts due on such Debt Securities at the time of the acceleration resulting from such Event of Default. However, the Company would remain liable to make payment of such amounts due at the time of acceleration.

     The applicable Prospectus Supplement may further describe the provisions, if any, permitting such defeasance or covenant defeasance, including any modifications to the provisions described above, with respect to the Debt Securities of or within a particular series.

GLOBAL SECURITIES

     The Debt Securities of a series may be issued in whole or in part in the form of one or more global securities (the "Global Securities") that will be deposited with, or on behalf of, a depositary identified in the applicable Prospectus Supplement relating to such series. Global Securities may be issued in either registered or bearer form and in either temporary or permanent form. The specific terms of the depositary arrangement with respect to a series of Debt Securities will be described in the applicable Prospectus Supplement relating to such series.

GOVERNING LAW

     The Indentures, each Supplemental Indenture thereto, the Medium Term Notes, and the Subordinated Debentures will be governed by the laws of the State of New York.

                   DESCRIPTION OF TRUST PREFERRED SECURITIES

     The Trust will issue only one series of Trust Preferred Securities. The Trust Agreement will be qualified as an indenture under the Trust Indenture Act and will contain the terms of Trust Preferred Securities.

     The Property Trustee will act as indenture trustee for purposes of the Trust Indenture Act. The Trust Preferred Securities will have such terms, including distributions, redemption, voting, liquidation rights and such other preferred, deferred or other special rights or such restrictions as will be set forth in the Trust Agreement or made part of the Trust Agreement by the Trust Indenture Act and which will correspond to the terms of the Subordinated Debentures held by the Trust and described in the Prospectus Supplement relating thereto. Reference is made to the Prospectus Supplement relating to the Trust Preferred Securities for specific terms, including (i) the distinctive designation of the Trust Preferred Securities; (ii) the number of Trust Preferred Securities issuable by the Trust; (iii) the annual distribution rate (or method of determining such rate) for Trust Preferred Securities and the date or dates upon which such distributions will be payable; (iv) whether distributions on Trust Preferred Securities will be cumulative, and, in the case of Trust Preferred Securities having such cumulative distribution rights, the date or dates or method of determining the date or dates from which distributions on Trust Preferred Securities will be cumulative; (v) the amount or amounts which will be paid out of the assets of the Trust to the holders of Trust Preferred Securities upon voluntary or involuntary dissolution, winding-up or termination of the Trust; (vi) the obligation, if any, of the Trust to purchase or redeem Trust Preferred Securities and the price or prices at which, the period or periods within which, and the terms and conditions upon which Trust Preferred Securities will be purchased or redeemed, in whole or in part, pursuant to such obligation; (vii) the voting rights, if any, of holders of Trust Preferred Securities in addition to those required by law, including the number of votes per Trust Preferred Security and any requirement for approval by the holders of such Trust Preferred Securities, as a condition to specified action or amendments to the Trust Agreement; (viii) the terms and conditions, if any, upon which the Subordinated Debentures owned by the Trust may be distributed to holders of Trust Preferred Securities; (ix) if applicable, any securities exchange upon which the Trust Preferred Securities will be listed; and (x) any other relevant rights, preferences, privileges, limitations or restrictions of Trust Preferred Securities not inconsistent with the Trust Agreement or with applicable law.

     SEMCO Energy will guarantee distributions on Trust Preferred Securities to the extent set forth below under "Description of the Trust Guarantee." Certain United States federal income tax considerations applicable to Trust Preferred Securities will be described in a Prospectus Supplement relating to the Trust Preferred Securities.

     The Trust will issue the series of Trust Common Securities in connection with the issuance of Trust Preferred Securities. Except for voting rights, the terms of Trust Common Securities will be substantially identical to the terms of Trust Preferred Securities. Trust Common Securities will rank pari passu with Trust Preferred Securities except that, upon an event of default under the Trust Agreement, the rights of holders of Trust Common Securities to payments will be subordinated to the rights of holders of Trust Preferred

Securities. The Trust Common Securities will also carry the right to vote to appoint, remove or replace any Trustee of the Trust. All of the Trust Common Securities will be owned by SEMCO Energy.

ENFORCEMENT OF CERTAIN RIGHTS BY HOLDERS OF TRUST PREFERRED SECURITIES

     If an Event of Default as defined and provided in the Trust Agreement occurs and is continuing, then the holders of Trust Preferred Securities would rely on the enforcement by the Property Trustee of its rights as a holder of the applicable series of Subordinated Debentures against SEMCO Energy. In addition, the holders of a majority in aggregate liquidation amount of Trust Preferred Securities will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Property Trustee or to direct the exercise of any trust or power conferred upon the Property Trustee under the Trust Agreement, including the right to direct such Property Trustee to exercise the remedies available to it as a holder of Subordinated Debentures provided that such direction shall not be in conflict with any rule of law or with the Trust Agreement, and could not involve the Property Trustee in personal liability in circumstances where reasonable indemnity would not be adequate. If the Property Trustee fails to enforce its rights under the Subordinated Debentures held by the Trust, a holder of Trust Preferred Securities may, to the extent permitted by law, institute a legal proceeding directly against SEMCO Energy to enforce the Property Trustee's rights under the Trust Agreement without first instituting any legal proceeding against the Property Trustee or any other entity or person, including the Trust; it being understood and intended that no one or more of such holders shall have any right in any manner whatsoever by virtue of, or by availing of, any provision of the Trust Agreement to affect, disturb or prejudice the rights of any other of such holders or to obtain or to seek to obtain priority or preference over any other of such holders or to enforce any right under this Trust Agreement, except in the manner herein provided and for the equal and ratable benefit of all such holders. Notwithstanding the foregoing, a holder of Trust Preferred Securities may institute a proceeding directly against SEMCO Energy without first instituting a legal proceeding against or requesting that action be taken by the Property Trustee or any other Person for enforcement of payment to such holder of the principal of or interest on the Subordinated Debentures having a principal amount equal to the aggregate stated liquidation amount of the Trust Preferred Securities of such holder (a "Direct Action") on or after the due dates specified or provided for in the Subordinated Debentures. In connection with such Direct Action, SEMCO Energy will be subrogated to the rights of such holder of Trust Preferred Securities under the Trust Agreement to the extent of any payment made by SEMCO Energy to such holder of Trust Preferred Securities in such Direct Action.

                         DESCRIPTION OF TRUST GUARANTEE

     Set forth below is a summary of the Trust Guarantee which will be executed by SEMCO Energy for the benefit of holders of Trust Preferred Securities. The Trust Guarantee will be qualified as an indenture under the Trust Indenture Act. A Prospectus Supplement with respect to the Trust Preferred Securities will identify the indenture trustee for purposes of the Trust Indenture Act (the "Trust Guarantee Trustee"). The following summary does not purport to be complete and is subject in all respects to the provisions of, and is qualified by its entirety by reference to the form of Trust Guarantee, which is filed as an exhibit to the Registration Statement of which this Prospectus forms a part. The Trust Guarantee will be held by the Property Trustee for the benefit of holders of Trust Preferred Securities.

GENERAL

     To the extent set forth in the Trust Guarantee, SEMCO Energy will agree to pay in full the Guarantee Payments (as defined herein), without duplication of amounts theretofore paid by or on behalf of the Trust, as and when due regardless of defense, right of set off or counter-claim which SEMCO Energy may have. The following payments or distributions to the extent not paid or made (the "Guarantee Payments") will be subject to the Trust Guarantee: (i) any accrued and unpaid distributions on Trust Preferred Securities, to the extent the Trust has funds legally and immediately available therefor; (ii) the redemption price (the "Redemption Price"), to the extent the Trust has funds legally and immediately available therefor with respect to Trust Preferred Securities called for redemption; and (iii) upon voluntary or involuntary termination, dissolution or winding up of the Trust (other than in connection with the distribution of Subordinated Debentures to holders of Trust Preferred Securities or the redemption of all Trust Preferred Securities), the lesser of
(a) the aggregate of the liquidation amount and all accrued and unpaid distributions on Trust Preferred Securities to the date of payment, to the extent the Trust has funds legally and immediately available therefor and (b) the amount of assets of the Trust remaining available for distribution to holders of Trust Preferred Securities in liquidation of the Trust. The redemption price and liquidation amount will be fixed at the time the Trust Preferred Securities are issued. SEMCO Energy's obligation to make a Guarantee Payment may be satisfied by direct payment of the required amounts by SEMCO Energy to the holders of Trust Preferred Securities or by causing the Trust to pay such amounts to such holders.

     The Trust Guarantee will not apply to any payment or distribution except to the extent the Trust has funds legally available therefor. If SEMCO Energy does not make interest payments on Subordinated Debentures, the Trust will not pay distributions on Trust Preferred Securities and will not have funds legally available therefor. The Trust Guarantee, when taken together with SEMCO Energy's obligations under the Subordinated Debentures, the Subordinated Indenture and the Trust Agreement, including its obligation to pay costs, expenses, debt, and liabilities of the Trust (other than with respect to the Trust Securities), will be a full and unconditional guarantee, on a subordinated basis, by SEMCO Energy of payments due on the Trust Preferred Securities from the time of issuance, but will not apply to the payment of distributions and other payments on the Trust Preferred Securities when the Property Trustee does not have sufficient funds in the Property Account of the Trust to make such distributions or other payments. If SEMCO Energy does not make interest payments on the Subordinated Debentures held by the Property Trustee, the Trust will not make distributions on the Trust Preferred Securities and will not have funds available therefor. See "Additional Description of the Subordinated Debentures to be Issued to Trust -- Certain Covenants."

AMENDMENT OF TRUST GUARANTEE; ASSIGNMENT

     Except for changes which do not materially adversely affect the rights of holders of Trust Preferred Securities, the Trust Guarantee may be amended only with the approval of not less than 66 2/3% in liquidation amount of Trust Preferred Securities. The manner of obtaining any such approval will be as set forth in Article Six of the Trust Agreement. The Trust Guarantee will bind the successors, assigns receivers, trustees and representatives of SEMCO Energy and continue to benefit the Trust Guarantee Trustee and holders of Trust Preferred Securities. Except in connection with a consolidation, merger, conveyance, transfer or lease involving SEMCO Energy, permitted under Article Eight of the Subordinated Indenture, SEMCO Energy may not assign its rights or delegate its obligations under the Trust Guarantee.

TERMINATION OF THE TRUST GUARANTEE

     The Trust Guarantee will terminate (a) upon full payment of the Redemption Price of all Trust Preferred Securities, (b) upon distribution of Subordinated Debentures held by the Trust to the holders of and in exchange for Trust Preferred Securities or (c) upon full payment of amounts payable in accordance with the Trust Agreement upon liquidation of the Trust. See "Status of the Trust Guarantee" and "Additional Description of Subordinated Debentures to be Issued to Trust -- Subordinated Indenture Additional Events of Default" for a description of the events of default and enforcement rights of the holders of Subordinated Debentures. The Trust Guarantee will continue to be effective or will be reinstated, as the case may be, if at any time any holder of Trust Preferred Securities must repay any sums paid to them under the Trust Preferred Securities or Trust Guarantee.

EVENTS OF DEFAULT

     An event of default under the Trust Guarantee will occur if SEMCO Energy fails to make the payments required by the Trust Guarantee.

     The holders of a majority in liquidation amount of Trust Preferred Securities have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trust Guarantee Trustee or to direct the exercise of any trust or power conferred upon the Trust Guarantee Trustee under the Trust

Guarantee. If the Trust Guarantee Trustee fails to enforce the Trust Guarantee, any holder of record of Trust Preferred Securities may institute a legal proceeding directly against SEMCO Energy to enforce the Trust Guarantee Trustee's rights, without first instituting any other legal proceeding.

STATUS OF TRUST GUARANTEE

     The Trust Guarantee will constitute an unsecured obligation of SEMCO Energy and will rank (i) subordinate and junior in right of payment to all other liabilities of SEMCO Energy, including the Subordinated Debentures, except those made pari passu or subordinate by their terms, (ii) pari passu with the most senior preferred or preference stock which may now or hereafter be issued or guaranteed by SEMCO Energy; and (iii) senior to SEMCO Energy's Common Stock. The terms of the Trust Preferred Securities provide that each holder of Trust Preferred Securities, by acceptance thereof, agrees to the subordination provisions and other terms of the Trust Guarantee relating thereto. The Trust Guarantee will constitute a guarantee of payment and not of collection (i.e., the guaranteed party may institute a legal proceeding directly against the guarantor to enforce its rights under such Trust Guarantee without instituting a legal proceeding against any other person or entity). The Trust Guarantee will be deposited with the Guarantee Trustee to be held for the benefit of the holders of the Trust Preferred Securities. Except as otherwise noted herein, the Guarantee Trustee has the right to enforce the Trust Guarantee on behalf of the holders of the related Trust Preferred Securities. Except as described under "Termination of the Trust Guarantee" above, the Trust Guarantee will not be discharged except by payment of the Guarantee Payments in full (without duplication of amounts theretofore paid by the Trust).

INFORMATION CONCERNING TRUST GUARANTEE TRUSTEE

     The Trust Guarantee Trustee, prior to the occurrence of a default with respect to the Trust Guarantee and after the curing of all such defaults that may have occurred, undertakes to perform only such duties as are specifically set forth in the Trust Guarantee and, during the continuance of any default, will exercise the same degree of care as a prudent individual would exercise in the conduct of such individual's own affairs. Subject to such provisions, the Trust Guarantee Trustee is under no obligation to exercise any of the powers vested in it by the Trust Guarantee at the request of any holder of Trust Preferred Securities, unless offered reasonable indemnity against the costs, expenses and liabilities which might be incurred thereby; but the foregoing shall not relieve the Trust Guarantee Trustee, upon the occurrence of an Event of Default under such Trust Guarantee, from exercising the rights and powers vested in it by such Trust Guarantee. The Trust Guarantee Trustee also serves as Property Trustee. SEMCO Energy and its officers and directors have no material relationship with the initial Trust Guarantee Trustee other than normal banking relationships.

GOVERNING LAW

     The Trust Guarantee will be governed by the laws of the State of New York.

                  THE AGREEMENT AS TO EXPENSES AND LIABILITIES

     Pursuant to an Agreement as to Expenses and Liabilities to be entered into by the Company under the Trust Agreement, the Company will irrevocably and unconditionally guarantee to each person or entity to whom the Trust becomes indebted or liable the full payment of any indebtedness, expenses or liabilities of the Trust other than obligations of the Trust to pay to the holders of the related Trust Securities or other similar interests in the Trust the amounts due such holders pursuant to the terms of such Trust Securities or such other similar interests, as the case may be.

               ADDITIONAL DESCRIPTION OF SUBORDINATED DEBENTURES
                             TO BE ISSUED TO TRUST

     Set forth below is a description of the terms of the Subordinated Debentures which the Trust will hold as trust assets. The general provisions of the Subordinated Debentures are set forth under "Description of Debt Securities" above. The following description does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Subordinated Indenture (as defined in "Description of Debt Securities" above), as supplemented by the Supplemental Indenture creating the Subordinated Debentures. The Subordinated Indenture and the form of Supplemental Indenture are filed as exhibits to the Registration Statement of which this Prospectus forms a part. The terms of the Subordinated Debentures will include those stated in the Subordinated Indenture and the related Supplemental Indenture and those made a part of the Subordinated Indenture by reference to the Trust Indenture Act.

     Upon a dissolution of the Trust, Subordinated Debentures held by the Trust may be distributed to the holders of Trust Securities in liquidation of the Trust. See "Description of Trust Preferred Securities -- Dissolution; Distribution of Subordinated Debentures" in the applicable Prospectus Supplement.

     If any Subordinated Debentures are distributed to holders of Trust Preferred Securities, SEMCO Energy will use its best efforts to have such Subordinated Debentures traded on the same stock exchange as the related Trust Preferred Securities are traded.

GENERAL

     Subordinated Debentures will be issued in a principal amount equal to the aggregate stated Liquidation Amount of Trust Preferred Securities plus SEMCO Energy's investment in Trust Common Securities.

     The entire principal amount of the Subordinated Debentures held by the Trust will mature and become due and payable, together with any accrued and unpaid interest thereon, including Additional Interest (as defined herein), if any, on the date set forth in the applicable Prospectus Supplement.

     The covenants contained in the Subordinated Debenture Indenture would not necessarily afford protection to holders of the Subordinated Debentures in the event of a decline in credit quality resulting from takeovers, recapitalizations or similar restructurings of SEMCO Energy.

     If Subordinated Debentures held by the Trust are distributed to holders of the Trust Preferred Securities in liquidation of such holders' interests in the Trust, such Subordinated Debentures will initially be issued as a Global Security. To the extent described under "Description of the Subordinated Debentures -- Book Entry and Issuance" in the applicable Prospectus Supplement, under certain limited circumstances, Subordinated Debentures may be issued in certificated form in exchange for a Global Security. In the event Subordinated Debentures are issued in certificated form, such Subordinated Debentures will be in denominations as specified in the applicable Prospectus Supplement and integral multiples thereof and may be transferred or exchanged at the offices described therein. Payments on Subordinated Debentures issued as a Global Security will be made to the Depositary for the Subordinated Debentures. In the event Subordinated Debentures are issued in certificated form, principal and interest will be payable, the transfer of the Subordinated Debentures will be registrable and Subordinated Debentures will be exchangeable for Subordinated Debentures of other denominations of a like aggregate principal amount at the corporate trust office of the Debt Trustee in New York, New York; provided, that payment of interest may be made at the option of SEMCO Energy by check mailed to the address of the persons entitled thereto.

     The Indenture does not contain provisions that afford holders of the Subordinated Debentures protection in the event of a highly leveraged transaction involving SEMCO Energy.

CERTAIN COVENANTS

     If (i) there has occurred any event that would constitute an Indenture Event of Default or (ii) SEMCO Energy is in default with respect to its payment of any obligations under the Trust Guarantee, then (a) SEMCO Energy may not declare or pay any dividend on, make any distributions with respect to, or redeem, purchase or make a liquidation payment with respect to, any of its capital stock (other than (i) purchases or acquisitions of shares of SEMCO Energy common stock in connection with the satisfaction by SEMCO Energy of its obligations under any employee benefit plans or any other contractual obligation of SEMCO Energy (other than a contractual obligation ranking pari passu with or junior to the Subordinated Debentures), (ii) as a result of a reclassification of SEMCO Energy capital stock or the exchange or conversion of one class or series of SEMCO Energy capital stock for another class or series of SEMCO Energy capital stock, or (iii) the purchase of fractional interests in shares of SEMCO Energy capital stock pursuant to the conversion or exchange provisions of such SEMCO Energy capital stock or the security being converted or exchanged), (b) SEMCO Energy may not make any payment of interest, principal or premium, if any, on or repay, repurchase or redeem any debt securities (including guarantees) issued by SEMCO Energy which rank pari passu with or junior to the Subordinated Debentures, and (c) SEMCO Energy may not make any guarantee payments with respect to the foregoing (other than pursuant to the Trust Guarantee).

     SEMCO Energy will covenant, as long as Trust Preferred Securities remain outstanding, (i) to maintain 100% ownership of Trust Common Securities, (ii) to not cause the Trust to terminate, except in connection with a distribution of Subordinated Debentures and (iii) to use its reasonable efforts to cause the Trust (a) to remain a statutory business trust, except in connection with the distribution of Subordinated Debentures to the holders of Trust Securities in liquidation of the Trust, the redemption of all Trust Securities, or certain mergers, consolidations or amalgamations, each as permitted by the Trust Agreement, and (b) to otherwise continue to be classified as a grantor trust for United States federal income tax purposes.

OPTIONAL REDEMPTION

     SEMCO Energy will have the right to redeem the Subordinated Debentures, in whole or in part, from time to time, without premium or penalty, on or after the date set forth in the applicable Prospectus Supplement, upon not less than thirty (30) or more than sixty (60) days' notice, at a redemption price equal to a percentage of the principal amount to be redeemed plus any accrued and unpaid interest, including Additional Interest (as defined herein), if any, to the Redemption Date, as specified in the applicable Prospectus Supplement. If a partial redemption of the Trust Preferred Securities resulting from a partial redemption of the Subordinated Debentures held by the Trust would result in the delisting of the Trust Preferred Securities, SEMCO Energy may only redeem such Subordinated Debentures in whole. In addition, upon the occurrence of a Special Event, SEMCO Energy may, upon not less than thirty (30) or more than (60) days notice, within ninety (90) days following the occurrence thereof and subject to the terms and conditions of the Subordinated Indenture, redeem the Subordinated Debentures, in whole, at a price equal to 100% of the principal amount to be redeemed plus any accrued but unpaid interest (including Additional Interest, if any) to the Redemption Date. In the event of redemption of the Subordinated Debentures in part only, new Subordinated Debentures for the unredeemed portion shall be issued in the name or names of the holders thereof upon the surrender thereof.

INTEREST

     Each Subordinated Debenture will bear interest at the rate set forth in the applicable Prospectus Supplement from the original date of issuance, payable quarterly in arrears on dates which will be specified in the Prospectus Supplement (each, an "Interest Payment Date"), to the person in whose name such Subordinated Debenture is registered, subject to certain exceptions, on the record date specified in the applicable Prospectus Supplement.

     The amount of interest payable for any period will be computed on the basis of a 360-day year of twelve 30-day months. In the event that any date on which interest is payable on the Subordinated Debentures is not a Business Day, then payment of the interest payable on such date will be made on the next succeeding day which is a Business Day (and without any interest or other payment in respect of any such delay), except that, if such Business Day is in the next succeeding calendar year, such payment shall be made on the immediately preceding Business Day, in each case with the same force and effect as if made on such date.

OPTION TO EXTEND INTEREST PAYMENT PERIOD

     Except to the extent set forth in the applicable Prospectus Supplement, SEMCO Energy will have the right at any time to defer payments of interest on Subordinated Debentures by extending the interest payment period for up to 20 consecutive quarters. At the end of such an Extension Period, SEMCO Energy will pay all interest then accrued and unpaid (including any Additional Interest, together with interest thereon at the rate specified and to the extent permitted by applicable law). SEMCO Energy covenants in the Supplemental Indenture for the benefit of the holders of a series of Subordinated Debentures, that, subject to the next succeeding sentence, (a) SEMCO Energy shall not declare or pay any dividend on, or make any distributions with respect to, or redeem, purchase, acquire or make a liquidation payment with respect to, any of its capital stock, and (b) SEMCO Energy shall not make any payment of interest, principal or premium, if any, on or repay, repurchase or redeem any debt securities (including guarantees other than the Trust Guarantee) issued by SEMCO Energy which rank pari passu with or junior to said series of Subordinated Debentures
(i) if at such time SEMCO Energy shall have given notice of its election to extend an interest payment period for a series of Subordinated Debentures and such extension shall be continuing or (ii) if at such time an Event of Default with respect to a series of Subordinated Debentures shall have occurred and be continuing. The preceding sentence, however, shall not restrict (A) any of the actions described in the preceding sentence resulting from any reclassification of SEMCO Energy's capital stock or the exchange or conversion of one class or series of SEMCO Energy's capital stock for another class or series of SEMCO Energy's capital stock, (B) repurchases, redemptions or other acquisitions of shares of SEMCO Energy's capital stock in connection with any employment contract, benefit plan or other similar arrangement with or for the benefit of employees, officers or directors or a stock purchase and dividend reinvestment plan, and (C) dividends or distributions in capital stock of SEMCO Energy, or
(D) the purchase of fractional interests in shares of SEMCO Energy's capital stock pursuant to the conversion or exchange provisions of such capital stock or the security being converted or exchanged.

     Prior to the termination of any such Extension Period for a series of Subordinated Debentures, SEMCO Energy may further defer payments of interest on such Subordinated Debentures, by extending the interest payment period, provided that such Extension Period together with all such previous and further extensions thereof for such series of Subordinated Debentures may not exceed 20 consecutive quarters or extend beyond the maturity of such series of Subordinated Debentures.

     Upon the termination of any Extension Period for a series of Subordinated Debentures, and the payment of all accrued and unpaid interest on the Subordinated Debentures then due, SEMCO Energy may select a new Extension Period for such series of Subordinated Debentures, as if no Extension Period had previously been declared, subject to the above requirements. No interest on a series of Subordinated Debentures during an Extension Period, except at the end thereof, will be due and payable on such series of Subordinated Debentures.

     If the Property Trustee is the sole holder of the Subordinated Debentures, SEMCO Energy will give the Regular Trustees and the Property Trustee notice of its selection of such Extension Period for such series of Subordinated Debentures one Business Day prior to the earlier of (i) the next succeeding date on which distributions on the related Trust Preferred Securities are payable or
(ii) the date the Trust is required to give notice to the NASDAQ or other applicable self-regulatory organization or to holders of such Trust Preferred Securities on the record date or the date such distribution is payable, but in any event not less than one Business Day prior to such record date. The Regular Trustees shall give notice of SEMCO Energy's selection of such Extension Period to the holders of such Trust Preferred Securities. If the Property Trustee is not the sole holder of a series of Subordinated Debentures, SEMCO Energy will give the holders of such Subordinated Debentures notice of its selection of such Extension Period ten Business Days prior to the earlier of (i) the Interest Payment Date or (ii) the date SEMCO Energy is required to give notice to the NASDAQ or other applicable self-regulatory organization or to holders of such Subordinated Debentures, but in any event at least two Business Days before such record date.

     SEMCO Energy has no present intention to defer interest payments.

ADDITIONAL INTEREST

     If the Trust is required to pay any taxes, duties, assessments or other governmental charges (other than withholding taxes) imposed by the United States, or any other taxing authority, SEMCO Energy will pay as additional interest ("Additional Interest") such additional amounts as shall be required so that the net amounts received and retained by the Trust after paying any such charges will be equal to the amount the Trust would have received had no such charge been imposed.

SUBORDINATED INDENTURE ADDITIONAL EVENTS OF DEFAULT

     In addition to the Events of Default described under "Description of Debt Securities -- Events of Default," the following will be an additional Event of
Default:

          (a) the voluntary or involuntary dissolution, winding up or termination of the Trust except in connection with

              (i) the distribution of Subordinated Debentures to holders of Trust Securities in liquidation of the Trust,

              (ii) the redemption of all outstanding Trust Securities, or

             (iii) certain mergers or consolidations permitted by the Trust Agreement.

     The holders of not less than a majority in aggregate principal amount of Subordinated Debentures may waive any past default, except (i) a default in payment of principal, premium, interest or Additional Interest (unless such default has been cured and a sum sufficient to pay all installments due otherwise than by acceleration has been deposited with the Subordinated Debenture Trustee) or (ii) a default in a covenant or provision which under Article Nine of the Subordinated Indenture may not be modified or amended without the consent or each holder of a Subordinate Debenture. The holders of Trust Preferred Securities in certain circumstances have the right to direct the Property Trustee to exercise its rights as holder of Subordinated Debentures.

PAYMENT AND PAYING AGENTS

     Payment of principal and premium (if any) on Subordinated Debentures will be made only if the holder of Subordinated Debentures surrenders them to the Paying Agent of the Subordinated Debentures.

     Principal of and any premium and interest, if any, on Subordinated Debentures will be payable, subject to any applicable laws and regulations, at the office of such Paying Agent or Paying Agents as SEMCO Energy may designate from time to time pursuant to the Subordinated Debenture Indenture. Payment of interest on the Subordinated Debentures on any Interest Payment Date will be made to the person in whose name the Subordinated Debenture (or predecessor security) is registered at the close of business on the Regular Record Date for such interest payment.

     The Subordinated Indenture Trustee will act as Paying Agent with respect to the Subordinated Debentures. SEMCO Energy may at any time designate additional Paying Agents or rescind the designation of any Paying Agent or approve a change in the office through which any Paying Agent acts, except that SEMCO Energy will be required to maintain a Paying Agent at the place of payment.

CONSOLIDATION, MERGER AND SALE

     The Subordinated Indenture provides that the Company will be permitted to consolidate with, or sell, lease or convey all or substantially all of its assets to, or merge with or into, any other entity provided that (a) either the Company shall be the continuing entity, or the successor entity (if other than the Company) formed by or resulting from any such consolidation or merger or which shall have received the transfer of such assets shall expressly assume the Company's obligations under the Trust Guarantee and the payment of the principal of (and premium, if any) and interest on all of the Subordinated Debentures and the due and punctual performance and observance of all of the covenants and conditions contained in the Subordinated

Indenture; (b) immediately after giving effect to such transaction and treating any indebtedness that becomes an obligation of the Company or any Subsidiary as a result thereof as having been incurred by the Company or such Subsidiary at the time of such transaction, no Event of Default under the Subordinated Indenture or the Trust Guarantee, and no event which, after notice or the lapse of time, or both, would become such an Event of Default, shall have occurred and be continuing; and (c) an officer's certificate and legal opinion covering such conditions shall be delivered to the Indenture Trustee (Sections 801 and 803 of the Subordinated Indenture).

INFORMATION CONCERNING SUBORDINATED DEBENTURE TRUSTEE

     The Subordinated Indenture Trustee, prior to default and after the curing of all defaults, if any, undertakes to perform only such duties as are specifically set forth in the Subordinated Indenture and, after a default (that has not been cured or waived), will exercise the same degree of care as a prudent individual would exercise in the conduct of his or her own affairs. Subject to such provision, the Subordinated Indenture Trustee is under no obligation to exercise any of the powers vested in it by the Subordinated Indenture at the request of any holder of Subordinated Indentures, unless offered reasonable indemnity by such holder against the costs, expenses and liabilities which might be incurred thereby; but the foregoing will not relieve the Subordinated Indenture Trustee, upon the occurrence of an Indenture Event of Default, from exercising the rights and powers vested in it by the Subordinated Indenture. The Subordinated Indenture Trustee is not required to expend or risk its own funds or otherwise incur personal financial liability in the performance of its duties if the Subordinated Indenture Trustee reasonably believes that repayment or adequate indemnity is not reasonably assured to it.

MISCELLANEOUS

     SEMCO Energy will have the right at all times to assign any of its rights or obligations under the Subordinated Indenture to a direct or indirect wholly-owned subsidiary of SEMCO Energy; provided that, in the event of any such assignment, SEMCO Energy will remain liable for all of such obligations. Subject to the foregoing, the Subordinated Indenture will be binding upon and inure to the benefit of the parties thereto and their respective successors and assigns. The Subordinated Indenture provides that it may not otherwise be assigned by the parties thereto.

              EFFECT OF OBLIGATIONS UNDER SUBORDINATED DEBENTURES
                    AND TRUST PREFERRED SECURITIES GUARANTEE

     As long as payments are made when due on Subordinated Debentures, the Trust will have sufficient funds to be able to make all appropriate payments on Trust Securities. This is primarily because (i) the aggregate principal amount of the Subordinated Debentures will be equal to the sum of the aggregate stated liquidation amount of such Trust Securities; (ii) the interest rate and interest and other payment dates on the Subordinated Debentures will match the distribution rate and distribution and other payment dates for the Trust Securities; (iii) SEMCO Energy will pay for all costs and expenses of each Trust; and (iv) the Trust Agreement provides that the Trustees may not cause or permit the Trust to, among other things, engage in any activity that is not consistent with the purposes of the Trust.

     Payments of distributions and other payments due on the Trust Preferred Securities (to the extent funds are available therefor) are guaranteed by SEMCO Energy to the extent set forth under "Description of the Trust Guarantee." If SEMCO Energy does not make interest payments on Subordinated Debentures, it is expected that the Trust will not have sufficient funds to pay distributions on its Trust Preferred Securities. The Trust Guarantee is a full and unconditional guarantee, but does not apply to any payment unless the Trust has sufficient funds for such payment.

     If SEMCO Energy fails to make payments on Subordinated Debentures when due (taking into account any Extension Period), the Trust Agreement will provide a mechanism whereby holders of Trust Preferred Securities may direct the Property Trustee to enforce its rights, including proceeding directly against SEMCO Energy. If the Property Trustee fails to enforce its rights, a holder of Trust Preferred Securities may sue

SEMCO Energy directly to enforce those rights, without first instituting legal proceedings against the Trust, the Property Trustee or any other person or entity.

     If SEMCO Energy fails to make payments under the Trust Guarantee, the Trust Guarantee provides a mechanism whereby the holders of Trust Preferred Securities may direct the Trust Guarantee Trustee to enforce its rights. If the Trust Guarantee Trustee fails to enforce its rights, any holder of Trust Preferred Securities may institute a legal proceeding against SEMCO Energy directly to enforce those rights without first instituting legal proceedings against the Trust, the Trust Guarantee Trustee or any other person or entity.

     Pursuant to an Agreement as to Expenses and Liabilities to be entered into by the Company under the Trust Agreement, the Company will irrevocably and unconditionally guarantee to each person or entity to whom the Trust becomes indebted or liable the full payment of any indebtedness, expenses or liabilities of the Trust other than obligations of the Trust to pay to the holders of the related Trust Securities or other similar interests in the Trust the amounts due such holders pursuant to the terms of such Trust Securities or such other similar interests, as the case may be.

     The above mechanisms and obligations, taken together, are equivalent to a full and unconditional guarantee by SEMCO Energy of payments due on Trust Preferred Securities to the extent of funds available to the Trust.

                          DESCRIPTION OF CAPITAL STOCK

     The Company's authorized capital stock consists of 20,000,000 shares of Common Stock, 500,000 shares of Cumulative Preferred Stock, par value $1.00 ("Preferred Stock"), and 3,000,000 shares of Preference Stock, par value $1.00 ("Preference Stock"). At March 31, 1998, there were outstanding 13,644,875 shares of Common Stock and 6,751 shares of Series A Convertible Cumulative Preferred Stock, a series of the Preferred Stock (the "Series A Preferred Stock"). Each share of the Series A Preferred Stock outstanding is currently convertible into 4.11 shares of Common Stock or an aggregate of approximately 27,747 shares of Common Stock. 2,000,000 shares of the Preference Stock are reserved for issuance pursuant to a Shareholder Rights Plan described below; no Preference Stock is outstanding.

     A copy of the Company's Articles of Incorporation is filed as an Exhibit to the Registration Statement. The following summary does not purport to be complete and is subject in all respects to the provisions of such Articles of Incorporation and does not relate to or give effect to the provisions of the statutory or common law of the State of Michigan. The summary given below is qualified in its entirety by reference to such Articles of Incorporation and the laws of the State of Michigan.

COMMON STOCK

     Dividend Rights. The holders of Common Stock are entitled to dividends when, as and if, declared by the Company's Board of Directors out of the surplus of the Company after full cumulative dividends on the Preferred Stock and Preference Stock shall have been paid or set apart for payment and any sinking fund obligations with respect to the Preferred Stock and Preference Stock have been satisfied.

     The Company has long-term debt agreements which contain restrictive financial covenants including, among others, limits on the payment of dividends beyond certain levels. The Company is currently in compliance with all of the covenants in these agreements. With respect to the payment of dividends or any other distributions in respect of its capital stock, such agreements provide that the Company may not declare and pay any dividends (except dividends or other distributions payable in shares of its capital stock), redeem or retire its capital stock (or any warrants, rights, or options to purchase or acquire its capital stock), or make other distributions with respect to its capital stock (such declarations or payments of dividends, purchases, redemptions or retirements of capital stock and warrants, rights or options and all such other payments or distributions being collectively referred to as "Restricted Payments") if, after giving effect thereto, (i) any event of default under such agreements exist; (ii) the aggregate amount of Restrictive Payments since January 1, 1994 would exceed the Company's consolidated net income for the same period plus an adjustment factor of $14,171,000; or (iii) would cause the consolidated net worth of the Company to be less than $80,000,000.

After December 31, 1999, the adjustment factor of $14,171,000 is reduced each quarter by $625,000 until the adjustment factor equals $11,000,000. Under the most restrictive terms, as of March 31, 1998, $12,381,000 is available for dividends.

     Voting Rights. The holders of Common Stock are entitled to one vote for each share on all matters voted upon by the Company's shareholders and, subject to any voting rights of the holders of the Cumulative Preferred Stock and Preference Stock described below, the holders of such shares currently possess all voting power. The Company's Articles of Incorporation provide for cumulative voting for the election of directors of the Company.

     Preemptive Rights. No holder of Common Stock has any preemptive right to subscribe to any additional securities which may be issued by the Company.

     Liquidation Rights. Subject to the preferential rights of holders of the Preferred Stock and Preference Stock, the holders of the Common Stock are entitled to share on a pro rata basis in the net assets of the Company which remain after satisfaction of all liabilities.

PREFERRED STOCK

     The Board of Directors of the Company is authorized, without further action by shareholders, to issue Preferred Stock, in one or more series, from time to time, with such rights and preferences as may be provided in a resolution adopted by the Board of Directors. The authority of the Board includes, but is not limited to, the determination or fixing of the following with respect to shares of such class or any series thereof: (i) the rate of dividends and the extent of further participation in dividend distribution, if any; (ii) the price at and the terms and conditions on which the shares are redeemable; (iii) the amount payable upon shares in event of voluntary or involuntary liquidation;
(iv) sinking fund provisions for the redemption or purchase of shares; and (v) the terms and conditions on which shares are convertible.

     In the event of the liquidation or dissolution of the Company, the holders of Preferred Stock are entitled to receive a fixed amount for each series before any distribution is made to the holders of Common Stock. As long as any Preferred Stock remains outstanding, the Company may not purchase any shares of its Common Stock or redeem any Preference Stock.

     As long as any Preferred Stock remains outstanding, the Company may not without the consent of the holders of at least two-thirds of the outstanding Preferred Stock authorize any class of stock having a priority or preference over or ranking on a parity with the Preferred Stock as to dividends or distribution of assets.

     If at any time the Company shall fail to declare and pay or set apart for payment in full eight quarterly dividends (whether or not consecutive) on all of the outstanding Preferred Stock, then the holders of the outstanding Preferred Stock shall, thereupon, have the right, voting as a single class irrespective of series, to elect such number of directors of the Company as shall constitute one less than the smallest number of directors necessary to constitute a majority of the full Board of Directors, and such right shall continue (and may be exercised at any annual or other meeting of shareholders for the election of directors) until the Company shall have paid or declared and set apart for payment all accrued dividends on the Preferred Stock for all past quarterly dividend periods.

SERIES A PREFERRED STOCK

     The Series A Preferred Stock carries a dividend of $2.3125 per share per annum which accrued from the date of original issue. Upon redemption, the holders of such shares are entitled to receive $25 per share plus all dividends accrued or in arrears thereon. The preferential amount payable upon the shares of this series in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or reduction of capital resulting in the distribution of assets to the shareholders, is $25 per share together with an amount equal to dividends accrued or in arrears thereon. The holders of shares of this series shall have the right, at their option, to convert such shares into shares of Common Stock of the Company at any time at a current conversion price of 4.11 shares of Common Stock for each share of Series A Preferred Stock. The conversion price is subject to adjustment as a result of certain events. The holders of Series A Preferred Stock have the voting rights described above under Preferred Stock.

PREFERENCE STOCK

     The Board of Directors has the authority to divide the shares of Preference Stock into series and, within the limitations set forth in the laws of the State of Michigan and in the Articles of Incorporation, to fix and determine the relative rights and preferences of the shares of any series so established. The Preference Stock ranks junior to all series of Preferred Stock as to the payment of dividends and the distribution of assets, except to the extent that a specific series of Preferred Stock provides otherwise.

SERIES A PREFERENCE STOCK

     In January, 1997, the Board of Directors created a series of Preference Stock designated as Series A Preference Stock with the number of shares constituting such series set at 2,000,000. No shares of Preference Stock are outstanding.

     If Series A Preference Stock was outstanding, dividends would accrue and be cumulative in an amount per share per quarter equal to the greater of (i) $10.00 or (ii) the Adjustment Number (as defined below) times the per share amount of all cash dividends, and the Adjustment Number times the per share amount (payable in kind) of all non-cash dividends or other distributions (other than a dividend payable in shares of Common Stock or a subdivision of the shares of Common Stock), declared on the Common Stock since the preceding quarterly dividend payment date, or, if later, since the issuance or such Series A Preference Stock. Upon any liquidation or dissolution of the Company the holders of Series A Preference Stock are entitled to receive $100 per share plus all accrued and unpaid dividends. The Series A Preference Stock is not redeemable and ranks junior to all series of Preferred Stock as to the payment of dividends and the distribution of assets, unless the terms of any series provides otherwise. If Series A Preference Stock was outstanding, a holder of Series A Preference Stock would be entitled to the number of votes equal to the Adjustment Number times the number of votes to which a holder of Common Stock is entitled. Except as otherwise provided below or by law, Series A Preference Stock and Common Stock shall vote together as one class on all matters submitted to a vote of the holders of Common Stock. If any dividends on Series A Preference Stock shall be in arrears for six or more quarterly dividends, a "default period" shall begin. The default period shall end when all accrued dividends shall have been paid or set apart for payment. During a default period, Series A Preference Stock shall have the right to elect two directors. This vote shall be as a class for all series of Preference Stock entitled to vote.

     The Articles of Incorporation initially set the Adjustment Number at 100. If the Company shall (i) pay any dividend on Common Stock in shares of Common Stock, (ii) subdivide the Common Stock, or (iii) combine the Common Stock into a smaller number of shares, the Adjustment Number shall be modified by multiplying it by a fraction, the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock outstanding immediately prior to such event.

DIRECT STOCK PURCHASE AND DIVIDEND REINVESTMENT PLAN

     The Company sponsors a direct stock purchase and dividend reinvestment plan (the "Reinvestment Plan") under which investors may purchase shares of Common Stock without paying brokerage fees and other expenses. Under the Reinvestment Plan, Common Stock may be purchased at the average of the over-the-counter closing ask prices for the three trading days prior to the fifth day of each month as quoted in the NASDAQ System. The Company initially reserved 2,000,000 shares of its Common Stock for issuance under the Reinvestment Plan. As of May 15, 1998, 1,848,943 shares were available for issuance under the Reinvestment Plan.

OTHER PROVISIONS

     Articles of Incorporation. The following provisions of the Company's Articles of Incorporation may delay, defer or prevent a person from acquiring the Company or changing control of the Company's Board of Directors. The Company's Articles of Incorporation divide the Board into three classes with staggered terms; each director is elected for a three year term. Approximately one-third of the Board positions are filled by a shareholder vote each year. Directors may be removed but only for cause, at an annual meeting of shareholders and by the affirmative vote of a majority of the shares then entitled to vote for the election of directors. In addition to requirements imposed under Section 7A of the Michigan Business Corporation Act (the "MBCA"), the Company's Articles of Incorporation provide that a business combination cannot occur unless a written opinion is obtained from an independent investment banker that the consideration to be paid to the shareholders of the Company is fair and reasonable; provided, however, the directors may waive this requirement. The Company's Articles of Incorporation also contain provisions limiting the personal liability of directors.

     Anti-Takeover Statutes. The Company is subject to Chapter 7A of the MBCA, which provides that business combinations subject to Chapter 7A between a Michigan corporation and a beneficial owner of shares entitled to 10% or more of the voting power of such corporation generally require the affirmative vote of 90% of the votes of each class of stock entitled to vote, and not less than 2/3 of each class of stock entitled to vote (excluding voting shares owned by such 10% owner), voting as a separate class. Such requirements do not apply if (i) the corporation's board of directors approves the transaction prior to the time the 10% owner becomes such or (ii) the transaction satisfies certain fairness standards, certain other conditions are met and the 10% owner has been such for at least five years.

     The Company is subject to Chapter 7B of the MBCA which provides that, unless a corporation's articles of incorporation or bylaws provide that Chapter 7B does not apply, "control shares" of a corporation acquired in a control share acquisition have no voting rights except as granted by the stockholders of the corporation. "Control shares" are shares which, when added to shares previously owned by a stockholder, increase such stockholder's ownership of voting stock to more than 20% but less than 33 1/3%, more than 33 1/3% but less than a majority, or more than a majority, of the votes to which all of the capital stock of the corporation is entitled. Voting rights of control shares must be approved by the affirmative vote of a majority of all shares entitled to vote excluding voting shares owned by the acquirer and certain officers and directors. However, no such approval is required for gifts or other transactions not involving consideration, for a merger to which the corporation is a party or certain other transactions described in Chapter 7B.

     Rights to Purchase Preference Stock. In January 1997, the Company adopted a Shareholder's Rights Plan (the "Shareholders Rights Plan") pursuant to which 2,000,000 shares of Series A Preference Stock are reserved under the Shareholders Rights Plan for sale to holders of Common Stock. The Common Stock currently trades with a right (the "Right") to purchase such Series A Preference Stock. The Right is intended to protect shareholders in the event of an unsolicited attempt to acquire the Company and becomes exercisable upon the occurrence of certain triggering events. The Right is transferred automatically with the transfer of the Common Stock until separate rights certificates are distributed upon the occurrence of certain events. The Right could have the effect of delaying, deferring or preventing a person from acquiring the Company or accomplishing a change in control of the Company's board of directors.

     Registration Rights. In connection with the Company's acquisition of Hotflame (See "The Company -- SEMCO Ventures, Inc."), the Company has agreed, among other things, to file with the Commission a registration statement for the 352,944 shares of Common Stock received by the selling shareholders of Hotflame and use its best efforts to keep the registration statement effective until the earlier of (i) the time all the Common Stock received by the selling shareholders of Hotflame has been sold or (ii) one year. The Company intends to file a Registration Statement on Form S-3 with respect to these shares of Common Stock.

     Transfer Agent. The Company is its own transfer agent and registrar for its Common Stock.

     The Common Stock is traded in the over-the-counter market and is quoted on the NASDAQ National Market System under the symbol SMGS.

                              PLAN OF DISTRIBUTION

     SEMCO Energy may sell Medium Term Notes or Common Stock and the Trust may sell Trust Preferred Securities in any of the following ways: (i) directly to purchasers, (ii) through agents, (iii) to or through underwriters or (iv) through dealers.

     Offers to purchase these securities may be solicited directly by SEMCO Energy and/or the Trust, or by their agents. The applicable Prospectus Supplement will set forth the terms of the offering of the Offered Securities, including the names of any underwriters, dealers or agents, the purchase price of such Offered Securities, the proceeds to the Company, any underwriting discounts or other compensation any initial public offering providing any discounts or concessions or paid to dealers or any security exchange on which such Offered Securities may be listed.

     If underwriters or dealers are used, securities will be acquired by them for their own account and may be resold in one or more transactions at fixed or varying prices determined at the time of sale. Each underwriter and dealer will be named in the applicable Prospectus Supplement. Underwriters and dealers may receive discounts or commissions from SEMCO Energy and may also receive commissions from purchasers.

     Agents, underwriters, and dealers may be entitled under the relevant agreements to indemnification by SEMCO Energy and/or the Trust against certain liabilities, including liabilities under the Securities Act or to contribution with respect to payments the underwriters, dealers or agents may be required to make in respect thereof.

     Certain of the underwriters, agents and their controlling persons may engage in transactions with or perform services for SEMCO Energy or its affiliates in the ordinary course of business.

     All Debt Securities and all Trust Preferred Securities will be new issues of securities with no established trading market. Any underwriters to whom such securities are sold for public offering and sale may make a market in such securities, but such underwriters will not be obligated to so do and may discontinue any market making at any time without notice. No assurance can be given concerning liquidity of the trading market for any such securities.

                                 LEGAL MATTERS

     The validity of the securities offered here and certain related matters will be passed upon for SEMCO Energy, and certain United Stated federal income taxation matters will be passed upon for SEMCO Energy and the Trust by Dickinson Wright PLLC, Detroit, Michigan. Certain matters of Delaware law relating to the validity of the Trust Preferred Securities will be passed upon on behalf of the Trust by Richards, Layton & Finger, P.A., Wilmington, Delaware. Certain legal matters will be passed upon for the Underwriters by Dewey Ballantine LLP, New York, New York.

                                    EXPERTS

     The Financial Statements and schedule included in the Company's Annual Report on Form 10-K for the year ended December 31, 1997, which are incorporated by reference in this Prospectus, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated herein by reference in reliance upon the authority of said firm as experts in giving said report.

     With respect to the unaudited interim consolidated financial information in the Company's Quarterly Report on Form 10-Q for the period ended March 31, 1998, Arthur Andersen LLP has applied limited procedures in accordance with professional standards for a review of such information. However, their separate report thereon states that they did not audit and they did not express an opinion on that interim consolidated financial information. Accordingly, the degree of reliance on their report on that information should be restricted in light of the limited nature of the review procedures applied. In addition, the accountants are not subject to the liability provisions of Section 11 of the Securities Act of 1933, as amended ("Securities Act"), for their report on the unaudited interim consolidated financial information because that report is not a "report" or "part" of the registration statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of the Securities Act.

     Future Financial Statements of the Company and the reports thereon of Arthur Andersen LLP also will be incorporated by reference in this Prospectus in reliance upon the authority of that firm as experts in giving those reports to the extent that said firm has audited said Financial Statements and consented to the use of their reports thereon.

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     NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR PROSPECTUS NOR ANY SALE MADE HEREUNDER AND THEREUNDER SHALL UNDER ANY CIRCUMSTANCE CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY STATE IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

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                               TABLE OF CONTENTS

                                              PAGE
                                              ----
              PROSPECTUS SUPPLEMENT
Summary Information.......................     S-2
The Company...............................     S-3
Selected Financial Information............     S-4
Second Quarter Earnings...................     S-5
Use of Proceeds...........................     S-5
Common Stock Dividends and Price Range....     S-5
Underwriting..............................     S-6
                    PROSPECTUS
Available Information.....................       2
Incorporation of Certain Information by
  Reference...............................       3
The Company...............................       3
The Trust.................................       5
Use of Proceeds...........................       6
Consolidated Ratios of Earnings to Fixed
  Charges.................................       6
Description of Debt Securities............       7
Description of Trust Preferred
  Securities..............................      19
Description of Trust Guarantee............      20
The Agreement as to Expenses and
  Liabilities.............................      22
Additional Description of Subordinated
  Debentures to be Issued to Trust........      23
Effect of Obligations Under Subordinated
  Debentures and Trust
  Preferred Securities Guarantee..........      27
Description of Capital Stock..............      28
Plan of Distribution......................      32
Legal Matters.............................      32
Experts...................................      33

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                                1,600,000 SHARES

                                    [LOGO]
                                 COMMON STOCK
                         (PAR VALUE $1.00 PER SHARE)
                         ---------------------------

                            PROSPECTUS SUPPLEMENT

                         ---------------------------

                              MERRILL LYNCH & CO.
                           A.G. EDWARDS & SONS, INC.
                          EDWARD D. JONES & CO., L.P.
                                AUGUST 12, 1998

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